AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997



                                                      REGISTRATION NO. 333-33267

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1



                                       to

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     Under

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               DIMON INCORPORATED

             (Exact name of registrant as specified in its charter)

                   VIRGINIA                                     54-1746567
(State or other jurisdiction of incorporation)     (I.R.S. Employer Identification No.)

                               512 BRIDGE STREET
                            DANVILLE, VIRGINIA 24541
                                 (804) 792-7511

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                              CLAUDE B. OWEN, JR.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               512 BRIDGE STREET
                            DANVILLE, VIRGINIA 24541
                                 (804) 792-7511

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

    Thurston R. Moore
    Randall S. Parks                   Gregory A. Fernicola                        Raymond B. Check
    Hunton & Williams        Skadden, Arps, Slate, Meagher & Flom LLP     Cleary, Gottlieb, Steen & Hamilton
  951 East Byrd Street                   919 Third Avenue                          One Liberty Plaza
Richmond, Virginia 23219             New York, New York 10022                  New York, New York 10006

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
_____________________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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
                                EXPLANATORY NOTE


     This Registration Statement contains two forms of prospectus: (1) a prospectus relating to the distribution by DECS Trust (the "Trust"), pursuant to the DECS representing beneficial ownership interests in the Trust (the "DECS") of Common Stock of the Registrant that the Trust may receive from the Selling Stockholders referred to herein, pursuant to the terms of Purchase Agreements between the Trust and the Selling Stockholders; and (2) a prospectus relating to the offer by the Selling Stockholders of Common Stock of the Registrant (the "Alternate Prospectus"). The alternate pages for the Alternate Prospectus are marked "Alternate Prospectus."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                             SUBJECT TO COMPLETION
                               SEPTEMBER 10, 1997

PROSPECTUS

3,100,000 SHARES                                       [DIMON LOGO]

DIMON INCORPORATED

COMMON STOCK
(NO PAR VALUE)


Pursuant to the terms of the DECSSM (the "DECS") representing beneficial ownership interests in DECS Trust, a Delaware business trust (the "Trust"), the Trust may distribute to the holders of the DECS common stock, no par value ("Common Stock"), of DIMON Incorporated ("DIMON" or the "Company") on or about
         , 2000 (the "Exchange Date") or upon earlier liquidation of the Trust in certain circumstances. This Prospectus relates to the distribution by the Trust pursuant to the DECS of up to 3,100,000 shares of Common Stock, plus up to an additional 384,104 shares of Common Stock that may be delivered pursuant to DECS issued to cover over-allotments and DECS subscribed for and purchased by Salomon Brothers Inc in connection with the organization of the Trust (collectively, the "Shares"), that the Trust may receive from the selling stockholders listed herein (the "Selling Stockholders"), under the terms of
separate Purchase Agreements, each dated          , 1997, between the Trust and
the Selling Stockholders (the "Contracts"). This Prospectus accompanies a prospectus of the Trust (the "DECS Prospectus") relating to the sale of
3,100,000 DECS, plus up to an additional             DECS solely to cover
over-allotments (the "DECS Offering"). The Company will not receive any of the proceeds from the sale of the DECS or delivery of the Common Stock to which this Prospectus relates pursuant to the terms of the Contracts and the DECS. See "Use of Proceeds." The Company takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.


The Registration Statement of which this Prospectus forms a part also includes a Prospectus relating to the offering (the "Stock Offering") of up to 1,800,000 shares of Common Stock by the Selling Stockholders, plus up to an additional 240,000 shares of Common Stock solely to cover over-allotments.

The Company and the Selling Stockholders have agreed, subject to certain exceptions, not to sell, without the prior written consent of Salomon Brothers Inc, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus. See "Plan of Distribution."


The Common Stock is listed for trading on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "DMN." On September 8, 1997, the last reported sale price of the Common Stock on the NYSE Composite Tape was $25 per share. See "Price Range of Common Stock and Dividends."


"DECS(SM)" is a service mark of Salomon Brothers Inc.


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is          , 1997.

     CERTAIN PERSONS PARTICIPATING IN THE STOCK OFFERING AND THE DECS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR THE DECS, INCLUDING PURCHASES OF THE COMMON STOCK OR THE DECS TO STABILIZE THEIR MARKET PRICES, PURCHASES OF THE COMMON STOCK OR THE DECS TO COVER SOME OR ALL OF SHORT POSITIONS IN THE COMMON STOCK OR THE DECS MAINTAINED BY THE RESPECTIVE UNDERWRITERS OF THE STOCK OFFERING AND THE DECS OFFERING AND IN THE CASE OF THE STOCK OFFERING THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."



                           FORWARD-LOOKING STATEMENTS


     Certain information that is included or incorporated by reference into this Prospectus under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that Act. These forward-looking statements, which include statements regarding changes in the tobacco industry and the international tobacco market, anticipated expenditures and cost savings related to the Intabex Acquisition and the Merger (each as defined below), regulatory reform and future sales trends, are generally identified by phrases such as "the Company expects" or words of similar import. Actual results may differ materially from those anticipated by the forward-looking statements contained in such discussions for a number of reasons, as discussed in those sections and in the documents incorporated by reference herein.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of material filed electronically by the Company may be obtained without charge on the worldwide web site maintained by the Commission at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C. a registration statement (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares to which this Prospectus relates. As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits and schedules thereto. Such documents may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or may be examined without charge at the public reference facilities of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company filed with the Commission (File No. 1-13684) are incorporated herein by reference:

          (i) the Company's Annual Report on Form 10-K for the year ended June 30, 1996;

          (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996, December 31, 1996, and March 31, 1997;

          (iii) the Company's Current Reports on Form 8-K filed February 24, 1997, and April 16, 1997, and the Company's Current Report on Form 8-K/A filed June 16, 1997; and

          (iv) the Company's Registration Statement on Form 8-B filed on March 21, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests shall be directed to 512 Bridge Street, P. O. Box 681, Danville, Virginia 24541, Attention: Secretary. The Company's telephone number is (804) 792-7511.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE "DIMON" OR THE "COMPANY" REFERS TO DIMON INCORPORATED AND ITS CONSOLIDATED SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED HEREIN ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS. SEE "PLAN OF DISTRIBUTION."

                                  THE COMPANY


     DIMON is the second largest independent leaf tobacco merchant in the world. The Company acquired Intabex Holdings Worldwide S.A. ("Intabex") on April 1, 1997 (the "Intabex Acquisition"), and is the successor to Dibrell Brothers, Incorporated ("Dibrell") and Monk-Austin, Inc. ("Monk-Austin"), which merged in April 1995 (the "Merger"). Principally through the Intabex Acquisition, the Company increased its tobacco-related revenues for the fiscal year ended June 30, 1997, by 20%, from $1,770 million to $2,126 million. The Company increased its tobacco-related revenues for the twelve months ended March 31, 1997, by 44%, from $1,942 million to $2,787 million on a pro forma basis, and increased its market share in the established worldwide leaf tobacco market from approximately 30% to approximately 37% on a pro forma basis. Also, as a result of the Intabex Acquisition, DIMON strengthened its presence in several important tobacco growing regions, including Brazil, Argentina, Malawi, Thailand and Zimbabwe.


     Increased demand and strong brand growth have resulted in increased production of American blend cigarettes. American blend cigarettes contain flue-cured, burley and oriental tobacco ("American blend tobacco"), contain less tar and nicotine, and taste milder than locally produced cigarettes containing dark and semi-oriental tobacco historically consumed in certain parts of the world. According to the Tobacco Merchants Association (the "TMA"), American blend cigarette consumption (excluding China) has increased from 1.7 trillion units in calendar 1990 to 1.9 trillion units in calendar 1996, an increase of 10.8%. The TMA estimates that worldwide American blend cigarette consumption (excluding China) will increase an additional 5.5% to more than 2.0 trillion units by the year 2000. The TMA also estimates that worldwide American blend cigarette consumption (excluding China), as a percentage of total consumption, has also experienced substantial growth, increasing from 47.9% in 1990 to 52.5% in 1996, and is projected to reach 54.3% by the year 2000. As American blend cigarettes have continued to gain global market share, the demand for export quality flue-cured, burley and oriental tobacco sourced and processed by leaf tobacco merchants has grown accordingly. Large multinational cigarette manufacturers, with one principal exception, rely primarily on the three global independent leaf tobacco merchants, including the Company, to supply the majority of their leaf tobacco needs.


     As a result of the strong worldwide demand for tobacco products and tightening of worldwide tobacco inventories, the global leaf tobacco industry experienced continued improvement in profitability in the twelve months ended June 30, 1997. These factors, together with the Intabex Acquisition, increased demand for American blend cigarettes and improved efficiencies resulting from the Merger, have contributed to substantial improvement in the Company's net revenues, operating margins and net income. For the fiscal year ended June 30, 1997, the Company's sales and other operating revenues increased 16% to $2,513 million from $2,167 million in fiscal 1996, while operating income and net income increased to $176.9 million and $77.2 million, respectively, as compared to $114.4 million and $41.3 million, respectively, for fiscal 1996. The global leaf tobacco industry has recovered after experiencing a disruption in demand and reduction in pricing during 1993 and 1994 that was primarily the result of legislation (the "75/25 Rule"), which was later repealed, requiring that cigarettes manufactured in the U.S. for domestic consumption and export contain at least 75% domestically grown tobacco.



     The Company sells tobacco predominantly to the large multinational cigarette manufacturers including Philip Morris Companies, Inc. ("Philip Morris"), Japan Tobacco, Inc. ("Japan Tobacco"), RJR Tobacco Company, Inc. ("RJR"), Lorillard Tobacco Company, Reemstma Cigarettenfabriken GmbH, Tabacalera, S.A. and Rothmans International PLC. The Company, through its predecessors, generally has maintained relationships with its customers for over seventy years. In fiscal 1997 tobacco shipped to non-U.S. customers accounted for approximately 62% of the Company's tobacco sales. The Company believes a significant portion of the tobacco shipped to U.S. destinations is later exported from the U.S. by customers in the form of manufactured cigarettes.

     The Company has developed an extensive international network through which it purchases and sells tobacco grown globally. Prior to the Intabex Acquisition, the Company purchased tobacco in approximately 26 countries, generally at auction or directly from growers. The Company now purchases tobacco in 32 countries and has expanded its purchasing capabilities significantly in Brazil, Argentina, Malawi, Thailand and Zimbabwe. The Company believes it has access to a diverse supply of tobacco grown in a number of regions throughout the world and can respond quickly to factors that may cause fluctuations in the quality, yield or price of tobacco grown in any one region. The tobacco purchased by the Company is processed at 30 facilities around the world, nine of which were acquired in the Intabex Acquisition. In addition to facilities in Virginia and North Carolina, the Company owns or has an interest in processing facilities in Brazil and Zimbabwe, the two most significant non-U.S. exporters of flue-cured tobacco, Malawi and Mexico, two of the leading non-U.S. exporters of burley tobacco, and Greece and Turkey, the leading exporters of oriental tobacco. The Company also has processing facilities in Italy and Germany. In addition, the Company has entered into contracts, joint ventures and other arrangements for the purchase and processing of tobacco grown in substantially all other countries that produce export-quality flue-cured and burley tobacco, including Argentina, Canada, China, India and Tanzania.

                               BUSINESS STRATEGY

     The Company's primary business objective is to capitalize on the growth in worldwide consumption of American blend cigarettes by becoming the low-cost, preferred supplier of leaf tobacco to the large multinational manufacturers of American blend cigarettes. To achieve this objective, the Company has designed a strategy to position itself to meet the needs of its cigarette manufacturing customers throughout the world by expanding its global operations directly in the major tobacco exporting countries and by forming strategic partnerships with its major customers in countries with emerging tobacco production. As part of this strategy, the Company acquired Intabex on April 1, 1997. The Company believes the Intabex Acquisition will further enhance the Company's global tobacco purchasing capabilities, expand and diversify its customer base and expand its geographic reach. The Company's ability to respond to the global expansion and changing needs of the large multinational cigarette manufacturers is a critical factor in developing and expanding customer relationships. The principal components of the Company's business strategy are as follows:

     INCREASE THE COMPANY'S OPERATIONS IN LOW-COST TOBACCO GROWING REGIONS. To ensure breadth and depth of supply of tobacco, particularly the tobacco used in American blend cigarettes, the Company has expanded and plans to continue to expand its operations in South America, Africa and China, the largest production areas of flue-cured and burley tobacco outside of the U.S. As part of the Intabex Acquisition, the Company acquired additional sources of supply in Brazil, Argentina, Zimbabwe and Malawi, allowing the Company to significantly enhance its market share in these countries, and established a new presence in Mozambique, Spain, Sri Lanka, Thailand, Zaire and Zambia. The Company intends to utilize both its agronomy expertise in helping to develop low-cost sources of American blend quality tobacco and its existing relationships with the major multinational cigarette manufacturers to gain market share in these emerging growth regions.

     CAPITALIZE ON OUTSOURCING TRENDS. The Company anticipates further outsourcing of leaf tobacco purchasing and processing by cigarette manufacturers. This outsourcing trend is driven by the (i) higher margins in cigarette production, (ii) increased sophistication required in sourcing leaf tobacco on a global basis and (iii) continued privatization of tobacco and cigarette production operations in other countries. In 1994, the Company began providing all leaf tobacco auction buying in the U.S. for RJR, the second largest cigarette producer in the U.S. In 1995, the Company began to purchase and process all of Lorillard's auction market tobacco requirements in the U.S. With the improved tobacco purchasing capabilities and expanded geographic reach resulting from the Intabex Acquisition, the Company believes it will continue to be a major beneficiary of the outsourcing trends in the tobacco industry.

     IMPROVE EFFICIENCY AND REDUCE OPERATING COSTS. The Company realized substantial operating efficiencies and operating cost reductions following the Merger and anticipates achieving similar cost savings from the Intabex Acquisition. In connection with the Merger, the Company initiated a restructuring plan for its operations. The plan was designed to eliminate unprofitable locations, consolidate duplicative processing facilities, reduce the salaried workforce, improve operating efficiencies and increase regional unit accountability. This initiative resulted in the recognition of various charges in fiscal 1996, aggregating $11.8 million, net of tax, and in fiscal 1995, aggregating

$17.8 million, net of tax. This initiative reduced the Company's annual operating costs and expenses by approximately $25 million in fiscal 1997. In the Intabex Acquisition, the Company acquired facilities in Malawi, Italy, Germany, Zimbabwe, and the U.S., countries where the Company already had facilities. By eliminating redundant facilities and realizing other efficiencies similar to those achieved in the Merger, the Company anticipates savings in annual operating costs as a result of the Intabex Acquisition of approximately $23 million in fiscal 1998.

     EXPAND OPERATIONS IN NEW MARKETS. During the last decade, several of the large multinational cigarette manufacturers have expanded their global operations, particularly into Central and Eastern Europe and the former Soviet Union, in order to increase their access to and penetration of new markets. The Company believes this will increase demand for local sources of leaf tobacco and local tobacco processing due to the semi-perishable nature of unprocessed tobacco and the existence of domestic content laws in certain foreign countries. The Company believes these factors will cause manufacturers to place greater reliance on the services of financially strong leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local sources of leaf tobacco.

                              RECENT DEVELOPMENTS

INTABEX ACQUISITION

     On April 1, 1997, DIMON acquired all of the outstanding capital stock and other rights of Intabex Holdings Worldwide S.A., a privately-owned Luxembourg holding company. DIMON believes Intabex was the fourth largest independent leaf tobacco merchant in the world. It owns and operates leaf tobacco buying, processing and exporting operations in principal tobacco markets around the world including the U.S., Brazil, Argentina, Italy and Thailand. Intabex is also a major supplier of Malawian, Zimbabwean and other African grown tobacco to the cigarette industry. As part of the transaction, Anthony C.B. Taberer, the former Chairman of the Board of Intabex, joined the Company's Board of Directors and became non-executive Chairman of the Board of Intabex.


     The $245.6 million aggregate adjusted purchase price for Intabex and certain other rights consisted of 1.70 million shares of Common Stock, $123.3 million in 10-year, 6.25 percent subordinated debentures convertible into 4.287 million shares of Common Stock at $28.77 per share (the "Convertible Debentures"), and $84.2 million in cash. Intabex's former shareholders, Folium Inc. ("Folium"), Tabacalera, S.A. ("Tabacalera"), and Leaf Management Investments Ltd. (collectively, the "Intabex Group"), have agreed to indemnify the Company against certain liabilities in connection with the Intabex Acquisition, subject to a maximum of $90 million.



FISCAL 1997 OPERATING RESULTS



     The Company reported net income in fiscal 1997, before restructuring charges, of $79.9 million, or $1.85 per share ($1.82 fully diluted), an increase of 55% over net income for fiscal 1996, excluding restructuring charges and extraordinary items, of $51.7 million, or $1.30 per share ($1.26 fully diluted). The results of Intabex for the three months ended June 30, 1997, are included in the Company's unaudited consolidated financial information for fiscal 1997.



     Including pre-tax restructuring expenses of $3.9 million related to the Intabex Acquisition, the Company reported net income of $77.2 million, or $1.79 per share ($1.76 fully diluted), on sales of $2.5 billion. In fiscal 1996, net income was $41.3 million, or $1.04 per share ($1.01 fully diluted), on sales of $2.2 billion, including pre-tax restructuring charges of $15.4 million and $1.4 million in extraordinary income net of taxes.



     For the fourth quarter of fiscal 1997, the Company reported net income before restructuring charges of $28.7 million or $.64 per share ($.61 fully diluted) versus net income before restructuring charges of $17.3 million or $.41 per share ($.41 fully diluted) in the fourth quarter of fiscal 1996. Including the pre-tax restructuring charge of $3.9 million, net income for the quarter was $26 million, or $.58 per share ($.55 fully diluted), on sales of $663 million. Net income in the fourth quarter of fiscal 1996, after pre-tax restructuring charges of $9.8 million, was $9.1 million, or $.21 per share ($.21 fully diluted) on sales of $487 million. The Company incurred $3.9 million in restructuring expense in the fourth quarter of fiscal 1997 to rationalize the operations of Intabex and DIMON.



     In conjunction with the Intabex Acquisition, the Company capitalized $9.2 million, net of $3.7 million of tax, to cover the anticipated costs of combining the acquired business of Intabex with existing tobacco operations of

DIMON. The capitalized amounts relate primarily to severance and the closure of certain duplicative administrative, warehouse and plant facilities acquired from Intabex. Of the capitalized amounts, $7.0 million relates to severance and other costs associated with employee separations, and $2.2 million relates to costs of planned facility closures. As these amounts are paid out in cash, the Company will reduce an accrual established for their expenditure.



     The improved performance for the fourth quarter and fiscal 1997 is primarily attributable to the Company's international tobacco operations. Generally favorable growing conditions and larger crop sizes in major growing regions, except the United States, led to higher volumes and eased market pressures caused by an undersupply of leaf. Significant increases in tobacco sales for the fourth quarter came from Asia and South America. Increases in tobacco sales for the year came from North America, Africa, Asia and South America. Sales in DIMON's tobacco division increased $184.2 million, principally due to the inclusion of Intabex, to $572.5 million for the quarter, 47% over sales in the fourth quarter of 1996, and increased $355.6 million to $2.13 billion for the year, 20% over fiscal 1996.



     The Company's tobacco division reported a sharp increase in operating profit, before restructuring charges, for the quarter of $67.6 million, compared to $35.0 million in the fourth quarter of fiscal 1996. Operating profit for fiscal 1997, excluding restructuring charges, increased to $184.1 million compared to operating profit of $137.7 million for fiscal 1996. DIMON's uncommitted tobacco inventories have increased $99.7 million to $161.7 million since June 30, 1996, primarily due to better than expected crop yields in Brazil and to the inclusion of Intabex.



FIRST QUARTER DIVIDEND



     At its meeting held on August 22, 1997, the Company's Board of Directors declared a quarterly dividend of $.15 per share, payable on September 13, 1997, to holders of record on September 6, 1997.


NEW CREDIT FACILITY

     On June 27, 1997, the Company entered into a $500 million revolving credit facility (the "New Credit Facility") with a syndicate of banks. The New Credit Facility provides for improved pricing and less restrictive covenants than the $240 million revolving credit facility that it replaced. Like the prior facility, the New Credit Facility is primarily used by the Company to reclassify short-term working capital borrowings to long-term debt. The Company expects that the expanded New Credit Facility will be adequate to reclassify the additional working capital debt generated by Intabex operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 THE OFFERINGS


     The DECS are being offered by the Trust in the DECS Offering pursuant to the DECS Prospectus. Pursuant to the terms of the DECS, the Trust may deliver Common Stock to the holders of the DECS on the Exchange Date. This Prospectus relates to the delivery by the Trust pursuant to the DECS of up to 3,100,000 shares of Common Stock, plus up to an additional 384,104 shares of Common Stock that may be delivered pursuant to (a) DECS that may be issued to cover over-allotments and (b) DECS subscribed for and purchased by Salomon Brothers Inc in connection with the organization of the Trust, that the Trust may receive from the Selling Stockholders under the terms of the Contracts.


     The Selling Stockholders are also offering, for sale in the Stock Offering, 1,800,000 shares of Common Stock, plus up to an additional 240,000 shares of Common Stock solely to cover over-allotments.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



     The following table presents summary selected historical consolidated financial information of the Company, as of the dates and for the periods indicated. The historical financial data for the fiscal year ended June 30, 1997 have been derived from the Company's unaudited financial statements. The Company accounted for the Intabex Acquisition as a purchase and the results of Intabex for the three months ended June 30, 1997 are included in the Company's unaudited financial data for fiscal 1997. The historical financial data for the fiscal years ended June 30, 1996, 1995 and 1994, have been derived from the Company's financial statements which, except as they relate to the former Dibrell financial statements for the year ended June 30, 1994, have been audited by Price Waterhouse LLP, independent accountants, and by Ernst & Young LLP, independent accountants, insofar as they relate to the former Dibrell financial statements referred to above. The summary historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto incorporated by reference herein.


                                                                                    YEAR ENDED JUNE 30,
                                                                   -----------------------------------------------------
                                                                      1997           1996          1995          1994
                                                                   -----------    ----------    ----------    ----------

             (IN THOUSANDS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
Sales and other operating revenues..............................   $ 2,513,227    $2,167,473    $1,941,188    $1,464,778
Cost of goods and services sold.................................     2,195,333     1,904,992     1,759,364     1,317,705
                                                                   -----------    ----------    ----------    ----------
Gross profit....................................................       317,894       262,481       181,824       147,073
Selling, general and administrative expenses....................       137,124       132,710       132,802       117,311
Restructuring and merger-related costs..........................         3,864        15,360        25,955            --
                                                                   -----------    ----------    ----------    ----------
Operating income................................................       176,906       114,411        23,067        29,762
Interest expense................................................        53,027        46,924        45,231        35,117
                                                                   -----------    ----------    ----------    ----------
Income (loss) from continuing operations before income taxes, minority interest, equity in net income (loss) of investee
  companies and extraordinary item..............................       123,879        67,487       (22,164)       (5,355)
Income taxes....................................................        47,108        26,995         5,980         2,767
Income (loss) applicable to minority interest...................           124           292           216           466
Equity in net income (loss) of investee companies
  (net of taxes)................................................           526          (330)       (1,805)           98
                                                                   -----------    ----------    ----------    ----------
Income (loss) from continuing operations before extraordinary
  items.........................................................        77,173        39,870       (30,165)       (8,490)
Extraordinary item (1)..........................................            --         1,400            --            --
Net income (loss)...............................................   $    77,173    $   41,270    $  (30,165)   $   (8,490)
                                                                   -----------    ----------    ----------    ----------
                                                                   -----------    ----------    ----------    ----------
Earnings (loss) per share, primary (2)..........................   $      1.79    $     1.04    $    (0.79)   $    (0.22)
                                                                   -----------    ----------    ----------    ----------
                                                                   -----------    ----------    ----------    ----------
Weighted average shares outstanding, primary....................        43,176        39,671        38,100        38,091
Earnings (loss) per share, fully-diluted (2)(3).................   $      1.76    $     1.01
                                                                   -----------    ----------
                                                                   -----------    ----------
Weighted average shares outstanding, fully-diluted..............        44,482        42,464        42,355        42,297
OTHER DATA:
Gross Margin....................................................         12.6%         12.1%          9.4%         10.0%
Operating Margin................................................          7.0%          5.3%          1.2%          2.0%
Tobacco inventory...............................................   $   583,579    $  315,476    $  410,431    $  403,211
Depreciation and amortization...................................        37,191        33,780        31,852        28,862
Capital expenditures............................................        60,860        41,266        27,036        32,382
BALANCE SHEET DATA (END OF PERIOD):
Working capital.................................................   $   699,993    $  422,342    $  277,597    $  217,667
Total assets....................................................     1,987,603     1,020,014     1,093,608     1,043,816
Total debt......................................................     1,192,639       401,489       594,192       515,133
Stockholders' equity............................................       408,263       315,848       238,806       288,314


- ---------------
(1) Extraordinary item is a partial recovery in fiscal 1996 against an extraordinary trade receivable reserve of $1.4 million, net of tax, established in a prior period.


(2) Includes non-recurring restructuring and merger related costs of: $0.06, $0.23 ($0.22 fully-diluted) and $0.42 per share for the fiscal years ended June 30, 1997, 1996, and 1995 respectively.



(3) Anti-dilutive for the fiscal years ended June 30, 1995 and 1994.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE SHARES OFFERED HEREBY.

GOVERNMENTAL INTERVENTION; PROPOSED SETTLEMENT OF TOBACCO LITIGATION


     In recent years, governmental entities in the U.S. at all levels have taken or have proposed actions that may have the effect of reducing consumption of cigarettes. These activities have included: (i) the U.S. Environmental Protection Agency's decision to classify tobacco environmental smoke as a "Group A" (known human) carcinogen; (ii) restrictions on the use of tobacco products in public places and places of employment including a proposal by the U.S. Occupational Safety and Health Administration to ban smoking in the work place;
(iii) proposals by the U.S. Food and Drug Administration to sharply restrict cigarette advertising and promotion and to regulate nicotine as a drug; (iv) increases in tariffs on imported tobacco; (v) proposals to increase the U.S. excise tax and state taxes on cigarettes; (vi) the policy of the U.S. government to link certain federal grants to the enforcement of state laws banning the sale of tobacco products to minors; and (vii) recent filings of lawsuits against cigarette manufacturers by many U.S. states and others seeking reimbursement of Medicaid and other expenditures claimed to have been made by such states to treat diseases allegedly caused by cigarette smoking. In 1993, Congress enacted the 75/25 Rule requiring that all domestically manufactured cigarettes contain at least 75% domestically grown tobacco. Although that law was repealed in 1995 and was replaced with import quotas designed to assist domestic tobacco growers, the law had the effect of drastically decreasing demand for foreign tobacco in the domestic production of cigarettes. It is not possible to predict the extent to which governmental activities might affect the Company's business.



     On June 20, 1997, representatives of the leading U.S. manufacturers of consumer tobacco products, several state attorneys general and certain private plaintiffs jointly announced a proposed settlement of certain significant lawsuits pending against the manufacturers. The proposed settlement, which must be enacted into federal law to become effective, is expected to cost the nation's leading cigarette manufacturers, all of whom are customers of the Company, approximately $368 billion in cash outlays over the next 25 years. The cigarette manufacturers subsequently entered into a separate settlement of a lawsuit brought by the state of Mississippi and agreed to a settle a lawsuit brought by the state of Florida. The Mississippi settlement, announced July 3, 1997, requires the manufacturers to pay the state $3.6 billion. The Florida settlement, announced on August 25, 1997, would require the manufacturers to pay that state $11.3 billion over the next 25 years. These amounts would be included within the total amount payable pursuant to any federal settlement. Cigarette manufacturers may attempt to recover a portion of these costs by demanding price and other concessions from suppliers such as the Company. Such concessions could materially and adversely affect the Company's margins and its results of operations.



     The proposed federal settlement also would permit federal regulation of cigarette production and would severely curtail advertising of tobacco products, banning many of the marketing methods currently utilized by the cigarette industry. The separate Florida settlement would provide for similar marketing restrictions within that state. The settlements may therefore materially adversely impact sales of tobacco in the U.S. and, possibly, overseas. Certain customers have expressed their uncertainty regarding the impact of the proposed federal settlement and a substantial risk exists that past growth trends in tobacco sales may not continue and that existing sales may decline as a result of the proposed settlements. In addition, in response to the proposed federal settlement, groups representing tobacco farmers have proposed certain measures, including measures similar to the 75/25 Rule, that could adversely affect the Company's business. However, it is not possible to predict whether or in what form the proposed federal settlement or any additional measures will be approved by Congress and the President or the extent to which any settlement or such measures may affect the Company's business.


     A number of foreign nations also have taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the U.S. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and a number of other countries. It is impossible to predict the extent to which these and any additional restrictions might affect the Company's business.

SMOKING AND HEALTH ISSUES

     Reports and speculation with respect to the alleged harmful physical effects of cigarette smoking have been publicized for many years and, together with restrictions on cigarette advertisements, requirements that warning statements be placed on cigarette packaging and in advertising, increased taxes on tobacco products and controls in certain foreign countries on production and prices, decreased social acceptance of smoking and increased pressure from anti-smoking groups have had an ongoing adverse effect on sales of tobacco products. In addition, subject in some cases to the settlement discussed above, litigation is pending against the leading U.S. manufacturers of consumer tobacco products seeking damages for health problems alleged to have resulted from the use of tobacco in various forms. It is not possible to predict the outcome of such litigation or what effect adverse developments in pending or future litigation against manufacturers might have on the business of the Company.

VARIABILITY OF ANNUAL AND QUARTERLY FINANCIAL RESULTS

     The comparability of the Company's financial results, particularly the quarterly financial results, may be significantly affected by fluctuations in tobacco growing seasons and customer instructions with regard to the shipment of processed tobacco. The cultivation period for tobacco is dependent upon a number of factors, including the weather and other natural events, and the Company's processing schedule can be significantly altered by variations in harvesting periods.

     Further, it is not possible to predict with precision the timing of orders or shipments, and the Company may from time to time in the ordinary course of business keep a significant amount of processed tobacco in inventory for its customers to accommodate their inventory management and other needs. Sales and revenue recognition by the Company and its subsidiaries is based on the passage of ownership, usually with shipment of tobacco. Since individual shipments may represent significant amounts of revenue, the Company's quarterly and annual financial results may vary significantly depending on its customers' needs and shipping instructions. In particular, because deliveries of Brazilian tobacco are made at the end of the fourth fiscal quarter of each year or the beginning of the first quarter of the following year, significant amounts of revenue and operating profits may shift from fiscal year to fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Tobacco -- Seasonality" and "Business -- Flowers -- Seasonality."

RELIANCE ON SIGNIFICANT CUSTOMERS


     The Company's customers are manufacturers of consumer tobacco products located in approximately 60 countries around the world. Several of these customers individually account for a significant portion of the Company's sales in a normal year, and the loss of any one or more of such customers could have a material adverse effect on the Company's results of operations. Approximately 56% and 46% of the Company's consolidated tobacco sales for the nine months ended March 31, 1997, and fiscal 1996, respectively, were made to 37 customers that the Company believes are owned or under common control of Japan Tobacco, Philip Morris, or RJR, each of which contributed in excess of 10% of consolidated tobacco sales, with Philip Morris and RJR accounting for significantly larger portions of the Company's sales than Japan Tobacco. See "Business -- Tobacco -- Operations -- Selling."


FAILURE TO REALIZE ACQUISITION COST SAVINGS AND POTENTIAL SALES LOSSES

     Although the Company anticipates that it will achieve significant cost savings related to the integration and rationalization of the operations of Intabex, these savings may not be achieved in the amount or as quickly as expected. Further, the Company expects that certain customers may reduce the combined volume of tobacco purchased through the Company from volumes previously purchased separately from Intabex and the Company for reasons unrelated to the Company's products or performance, such as a desire to manage dependence on any one supplier. In addition, the Company anticipates that certain of Intabex's former customers may not be retained and that sales may be reduced as a result. The Company is unable to predict whether or to what extent any such reductions may occur.

INTERNATIONAL BUSINESS RISKS

     The Company's international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, inflationary economies and currency risks and risks related to the restrictions of repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. In certain countries, the Company has advanced substantial sums or guaranteed local loans or lines of credit in substantial amounts for the purchase of tobacco from growers. Risk of repayment is normally limited to the tobacco season, and the maximum exposure occurs within a shorter period.

     The Company's tobacco business is generally conducted in U.S. dollars, as is the business of the industry as a whole. Accordingly, there is minimal currency risk related to the sale of tobacco. However, local country operating costs, including the purchasing and processing costs for tobacco, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. The Company attempts to minimize such currency risks by matching the timing of its working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country of tobacco origin. Fluctuations in the value of foreign currencies can significantly affect the Company's operating results. See Note N to the Company's Consolidated Financial Statements for the year ended June 30, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K.

RESTRICTIONS ON DIVIDENDS


     Under the terms of the Indenture, dated May 29, 1996, between the Company and Crestar Bank, as trustee (the "Indenture"), relating to the Company's 8-7/8% Senior Notes due 2006 (the "Notes"), the Company will not be permitted to make certain restricted payments, including cash dividends on Common Stock, under certain circumstances. The Company generally may make such restricted payments, provided that (i) the Company is not in default under the Indenture, (ii) the Company is able to incur at least $1.00 of additional indebtedness under a consolidated interest coverage ratio test set forth in the Indenture, and (iii) the aggregate amount of the payments to be made is less than the total of (a) $20.0 million, (b) 50% of the Company's consolidated net income for the period from April 1, 1996, through the end of the Company's most recent fiscal quarter and (c) the net cash proceeds from the sale by the Company of any equity securities or debt securities that are converted into equity securities. At June 30, 1997, the Company was permitted to make restricted payments, including cash dividends on its Common Stock, of up to $78.0 million.


SIGNIFICANT STOCKHOLDERS

     Upon completion of the Offering, members of the Monk family will own approximately 17.1% of the Company's Common Stock. If they determined to vote together, subject to the restrictions regarding proxy solicitations contained in the Company's shareholder rights plan, described herein, the Monk family might influence the outcome of any issues submitted to a vote of the Company's stockholders, including election of the Company's Board of Directors, adoption of amendments to the Company's Articles of Incorporation and approvals of mergers or sales of the Company's assets. See "Selling Stockholders" and "Description of Capital Stock -- Rights Plan."

                                USE OF PROCEEDS

     All of the Shares offered hereby are being offered and sold by the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the Stock Offering or the DECS Offering.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the NYSE under the symbol "DMN." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the NYSE and the amount of dividends declared per share for the periods indicated.


                                                                                                                  DIVIDENDS
                                                                                           HIGH        LOW        DECLARED
                                                                                          ------      ------      ---------
FISCAL YEAR 1998
- ----------------
First Quarter (through September 8, 1997)..............................................   $   26 1/2   $   21 1/2     $ .15

FISCAL YEAR 1997
- ----------------
Fourth Quarter.........................................................................   $   26 3/4   $   19 3/4     $ .15
Third Quarter..........................................................................       26           21 3/4       .15
Second Quarter.........................................................................       23 1/4       17 7/8       .15
First Quarter..........................................................................       19 7/8       17 7/8      .135

FISCAL YEAR 1996
- ----------------
Fourth Quarter.........................................................................   $   19 1/2   $   16 1/8     $.135
Third Quarter..........................................................................       20 7/8       16          .135
Second Quarter.........................................................................       18 3/4       13 3/4      .135
First Quarter..........................................................................       17 5/8       14 5/8      .135



     The last sale price of the Common Stock as reported on the NYSE on September 8, 1997, was $25. As of June 30, 1997, there were 1,198 holders of record of the Common Stock. Management of the Company believes that there are in excess of 4,200 beneficial holders of its Common Stock. The Company pays dividends quarterly.


     The Company is subject to certain restrictions on its ability to pay dividends on its Common Stock under the Indenture. See "Risk
Factors -- Restrictions on Dividends."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table presents summary selected historical consolidated financial information of the Company, as of the dates and for the periods indicated. The historical financial data for the fiscal year ended June 30, 1997 have been derived from the Company's unaudited financial statements. The Company accounted for the Intabex Acquisition as a purchase and the results of Intabex for the three months ended June 30, 1997 are included in the Company's unaudited financial data for fiscal 1997. The historical financial data for the fiscal years ended June 30, 1996, 1995 and 1994, have been derived from the Company's financial statements which, except as they relate to the former Dibrell financial statements for the year ended June 30, 1994, have been audited by Price Waterhouse LLP, independent accountants, and by Ernst & Young LLP, independent accountants, insofar as they relate to the former Dibrell financial statements referred to above. The summary historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto incorporated by reference herein.


                                                        NINE MONTHS
                                                      ENDED MARCH 31,                       YEAR ENDED JUNE 30,
                                                  -----------------------    --------------------------------------------------
                                                     1997         1996          1997          1996         1995         1994
                                                  ----------   ----------    -----------   ----------   ----------   ----------
     (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)          (UNAUDITED)
INCOME STATEMENT DATA:
Sales and other operating revenues..............  $1,850,221   $1,680,202    $2,513,227    $2,167,473   $1,941,188   $1,464,778
Cost of goods and services sold.................   1,645,054    1,481,743     2,195,333     1,904,992    1,759,364    1,317,705
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Gross profit....................................     205,167      198,459       317,894       262,481      181,824      147,073
Selling, general and administrative expenses....      91,207      102,736       137,124       132,710      132,802      117,311
Restructuring and merger-related costs..........          --        5,568         3,864        15,360       25,955           --
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Operating income................................     113,960       90,155       176,906       114,411       23,067       29,762
Interest expense................................      30,614       38,036        53,027        46,924       45,231       35,117
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Income (loss) from continuing operations before
  income taxes, minority interest, equity in net
  income (loss) of investee companies and
  extraordinary item............................      83,346       52,119       123,879        67,487      (22,164)      (5,355)
Income taxes....................................      32,780       20,847        47,108        26,995        5,980        2,767
Income (loss) applicable to
  minority interest.............................         114          242           124           292          216          466
Equity in net income (loss) of investee
  companies (net of taxes)......................         691         (290)          526          (330)      (1,805)          98
                                                  ----------   ----------    -----------   ----------   ----------   ----------
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Income (loss) from continuing operations before
  extraordinary item............................      51,143       30,740        77,173        39,870      (30,165)      (8,490)
Extraordinary item (1)..........................          --        1,400            --         1,400           --           --
Net income (loss)...............................  $   51,143   $   32,140    $   77,173    $   41,270   $  (30,165)  $   (8,490)
                                                  ----------   ----------    -----------   ----------   ----------   ----------
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Earnings (loss) per share, primary (2)..........  $     1.20   $     0.83    $     1.79    $     1.04        (0.79)       (0.22)
                                                  ----------   ----------    -----------   ----------   ----------   ----------
                                                  ----------   ----------    -----------   ----------   ----------   ----------
Weighted average shares outstanding, primary....      42,692       38,739        43,176        39,671       38,100       38,091
Earnings (loss) per share, fully-diluted
  (2)(3)........................................  $     1.19   $     0.80    $     1.76    $     1.01
                                                  ----------   ----------    -----------   ----------
                                                  ----------   ----------    -----------   ----------
Weighted average shares outstanding, fully-
  diluted.......................................      42,853       42,467        44,482        42,464       42,355       42,297
OTHER DATA:
Gross Margin....................................       11.1%        11.8%         12.6%         12.1%         9.4%        10.0%
Operating Margin................................        6.2%         5.4%          7.0%          5.3%         1.2%         2.0%
Tobacco inventory...............................  $  310,674   $  343,484    $  583,579    $  315,476   $  410,431   $  403,211
Depreciation and amortization...................      24,462       24,234        37,191        33,780       31,852       28,862
Capital Expenditures............................      21,082       20,609        60,860        41,266       27,036       32,382

BALANCE SHEET DATA (END OF PERIOD):
Working capital.................................  $  453,479   $  298,762    $  699,993    $  422,342   $  277,597   $  217,667
Total assets....................................   1,059,561    1,011,291     1,987,603     1,020,014    1,093,608    1,043,816
Total debt......................................     453,473      388,710     1,192,639       401,489      594,192      515,133
Stockholders' equity............................     348,105      311,232       408,263       315,848      238,806      288,314


- ---------------
(1) Extraordinary item is a partial recovery in fiscal 1996 against an extraordinary trade receivable reserve of $1.4 million, net of tax, established in a prior period.


(2) Includes non-recurring restructuring and merger related costs of: $0.06, $0.23 ($0.22 fully diluted) and $0.42 per share for the fiscal years ended June 30, 1997, 1996, and 1995 respectively, and $0.09 per share for the nine months ended March 31, 1996.



(3) Anti-dilutive for the fiscal years ended June 30, 1995 and 1994.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL


     The Company is the world's second largest independent purchaser and processor of leaf tobacco. Approximately 85%, 82% and 80% of the Company's revenues in fiscal 1997, 1996 and 1995, respectively, were derived from its tobacco operations. The Company's tobacco operating profits fluctuate from year to year, primarily due to changes in worldwide supply and demand and government regulations. See "Risk Factors -- Variability of Annual and Quarterly Financial Results."


     The Company's tobacco business is generally conducted in U.S. dollars, as is the business of the industry as a whole. Accordingly, there is minimal currency risk related to the sale of tobacco. However, local country operating costs, including the purchasing and processing costs for tobacco, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. The Company attempts to minimize such currency risks by matching the timing of its working capital borrowing needs against the tobacco purchasing and processing funds requirements in the individual countries of tobacco origin. Fluctuations in the value of foreign currencies can significantly affect the Company's operating results. See "Risk Factors -- International Business Risks" and Note N to the Company's Consolidated Financial Statements for the year ended June 30, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996.


     The remainder of the Company's revenues are derived from purchasing and selling fresh-cut flowers. Florimex has two principal operations, importing, exporting and wholesaling fresh-cut flowers, and exporting fresh-cut flowers purchased primarily from the major flower auctions in The Netherlands. Approximately 15% of the Company's 1997 revenues were derived from its flower operations.



     On April 1, 1997, the Company acquired all the outstanding capital stock of Intabex. The acquisition of Intabex has been accounted for under the purchase method of accounting and, accordingly, no restatement has been made to the Company's historical financial information. The financial information of the Company includes that of Intabex for periods beginning after March 31, 1997.


     On April 1, 1995, Dibrell and Monk-Austin merged into DIMON. The Merger has been accounted for as a pooling of interests and all consolidated financial statements have been restated to include the historical results of operations of both Dibrell and Monk-Austin including the effects of conforming the accounting policies of the two former entities. Recorded assets and liabilities have been carried forward at their historical book values.

     In connection with the Merger, the Company initiated a restructuring plan including both the tobacco and flower businesses. The plan was designed to eliminate unprofitable locations, consolidate duplicative processing facilities, reduce the salaried workforce, improve operating efficiencies and increase regional unit accountability. This initiative resulted in the recognition of various charges in fiscal 1996, aggregating $11.8 million, net of tax, and in fiscal 1995, aggregating $17.8 million, net of tax.

RESULTS OF OPERATIONS

     The following table expresses items in the Statement of Consolidated Income as a percentage of sales for each of the three most recent fiscal years and for the nine-month periods ended March 31, 1997 and 1996. Any reference in the table and the following discussion to any given year is a reference to the Company's fiscal year ended June 30.


                                                                        NINE MONTHS
                                                                           ENDED
                                                                         MARCH 31,               YEAR ENDED JUNE 30,
                                                                      ----------------       ---------------------------
                                                                      1997       1996        1996       1995       1994
                                                                      -----      -----       -----      -----      -----
Sales and other operating revenue..................................   100.0%     100.0%      100.0%     100.0%     100.0%
Cost of goods and services sold....................................    88.9       88.2        87.9       90.6       90.0
                                                                      -----      -----       -----      -----      -----
Gross margin.......................................................    11.1%      11.8%       12.1%       9.4%      10.0%
Selling, general and administrative expenses.......................     4.9        6.1         6.1        6.9        8.0
Restructuring and merger related costs.............................      --        0.3         0.7        1.3         --
Operating income...................................................     6.2        5.4         5.3        1.2        2.0
Interest Expense...................................................     1.6        2.3         2.2        2.4        2.4
Income (loss) before income taxes, minority interest, equity in net income of investee companies and cumulative effect of accounting
  changes..........................................................     4.6        3.1         3.1       (1.2)      (0.4)
Income taxes.......................................................     1.8        1.2         1.2        0.3        0.2
Equity in net income of investee companies.........................      --         --          --       (0.1)        --
Net income (loss)..................................................     2.8%       1.9%        1.9%      (1.6)%     (0.6)%
                                                                      -----      -----       -----      -----      -----
                                                                      -----      -----       -----      -----      -----


COMPARISON OF NINE MONTHS ENDED MARCH 31, 1997 TO NINE MONTHS ENDED MARCH 31,
1996

     Sales and other operating revenues for the nine-month period ended March 31, 1997 were $1.850 billion, an increase of 10.1% from $1.680 billion for the nine-month period ended March 31, 1996. Sales from tobacco operations increased 12.4%, to $1.553 billion in the nine-month period ended March 31, 1997 from $1.382 billion in the corresponding period in 1996. The increase in tobacco sales was due to higher average prices of foreign grown tobacco, increased quantities, increased average prices and increased service revenues from U.S. tobacco, partially offset by decreased quantities of foreign grown tobacco. The increase in average prices for foreign grown tobacco, increased quantities, higher average prices and increased service revenues accounted for $121.1 million, $51.7 million, $9.1 million and $14.1 million of the increase in tobacco revenues, respectively, offset by a $25.8 million decrease due to decreased quantities of foreign grown tobacco. The increased U.S. and foreign tobacco sales, primarily Africa and Asia, are due to product mix.

     Sales from flower operations decreased .5%, from $298.3 million in the nine-month period ended March 31, 1996 to $297.0 million for the nine-month period ended March 31, 1997. This decrease in flower sales was primarily due to an approximate $20.2 million decrease due to the effect of applying U.S. dollar exchange rates, offset partially by increases in European operations and Baardse.

     Cost of sales and expenses for the nine-month period ended March 31, 1997, were $1.736 billion, an increase of $151.8 million, or 9.6%, from $1.584 billion, before the $5.6 million charge for restructuring costs, for the nine-month period ended March 31, 1996. Cost of sales and expenses for the tobacco operations increased $157.5 million, or 12.3%, in the nine-month period ended March 31, 1997 over the corresponding period in 1996, primarily due to the higher sales in the period for tobacco grown in the U.S., Africa and Asia. The gross profit for the tobacco operations increased 4.0% for the nine-month period ended March 31, 1997 over the corresponding period in 1996, primarily due to increased sales and gross margins on the operations in Africa, Asia and South America, offset partially by decreased gross margins on the U.S. operations. The Company's gross margin percentage for tobacco operations decreased to 11.2% for the nine-month period ended March 31, 1997 from 12.1% for the corresponding period in 1996, due to lower gross margins in the U.S. operations, offset partially by higher gross margins in Africa, Asia and South America. Cost of sales and expenses for the flower operations decreased $3.1 million or 1.1%, in the nine-month period ended March 31, 1997 from the corresponding period in 1996 primarily due to the effect of applying U.S. dollar exchange rates. The Company's gross margin percentage for flower operations was the same at 10.7% for the nine-month period ended March 31, 1997 and for the corresponding period in 1996.

Corporate expenses decreased $2.6 million, or 23.0%, for the nine-month period ended March 31, 1997 from the corresponding period in 1996, primarily due to decreased personnel costs.

     Interest expense decreased $7.4 million (19.5%) due to decreased rates, partially offset by increased borrowings.

     The effective tax rate decreased to 39.3% for the nine-month period ended March 31, 1997 from 40.0% for the corresponding period in 1996, based on estimates of taxable income projected for each year.

     Equity in net income of the tobacco investee companies increased $981 thousand for the nine-month period ended March 31, 1997 from the corresponding period in 1996. The increase is primarily due to the loss for the tobacco operations investee in Brazil which was sold during fiscal 1996 and to increased income in the tobacco operations in the U.S. and Greece.

COMPARISON OF YEAR ENDED JUNE 30, 1996 TO YEAR ENDED JUNE 30, 1995

     The Company's sales and other operating revenues in 1996 were $2.167 billion, an increase of 11.7% from $1.941 billion in 1995. Sales from tobacco operations increased 13.8%, from $1.555 billion in 1995 to $1.770 billion in 1996, primarily due to higher prices on tobacco from South America and increased quantities sold primarily from Europe and Africa. The sales from South America increased in the fourth quarter in 1996 compared to 1995 as demand improved, but the amount is not expected to reduce sales in 1997. The higher tobacco prices from Europe and Africa accounted for $85.5 million and $29.4 million, respectively. The increased sales of tobacco from Europe resulted from the operations acquired in Greece, Italy and Turkey.

     Sales and other operating revenues of flowers increased 2.9%, from $385.9 million in 1995 to $397.3 million in 1996. The increase in the Company's sales of flowers was primarily due to the increased export sales from The Netherlands.

     Cost of sales and expenses of the Company's tobacco operations before restructuring and merger related costs increased 9.2% in 1996 from 1995 due primarily to the 13.8% increase in net sales. The world oversupply of tobacco, which began in 1993, started to improve in 1995 and further improved in 1996 which, along with early consolidation-related cost savings, generated the improvement in the tobacco operating margin (operating income). As a percent of net sales, operating income, excluding restructuring costs, increased to 7.8% in 1996 compared to 3.9% in 1995.

     Cost of sales and expenses of the flower operations before restructuring costs increased by 0.8% in 1996 from 1995 primarily due to the sales increase of 2.9% offset partially by implementing cost-cutting measures, revising credit policies which decreased bad debts and the closing of unprofitable operations in 1995. The flower operating income (loss) excluding restructuring costs, increased from a (0.1%) loss as a percent of net sales in 1995 to a positive 2.0% of net sales in 1996, primarily due to increased gross margins of the export operations in The Netherlands and by decreased costs mentioned above.

     Corporate expenses before restructuring costs increased $4.6 million, or 40.7%, to $15.9 million in 1996 from $11.3 million in 1995, due primarily to increased personnel costs and bonuses and legal and professional expenses in 1996. Some of the increased costs for personnel relate to reassigning departments to corporate that were previously in the tobacco operations.

     Restructuring charges in 1996 for the tobacco operations and corporate amounted to $11.5 million and $4.4 million, respectively. The flower operations had a $.5 million recovery of restructuring costs. The net charges are comprised of $15.7 million for employee separations, a credit of $1.2 million for facility sales and closures and $.9 million for asset writedowns and other items.

     Interest expense increased $1.7 million in 1996 primarily due to higher borrowings because of increased average tobacco purchases and, to a lesser extent, higher average interest rates.

     The effective tax rate for 1996 was 40%. In 1995, the Company had tax expense in spite of the overall pre-tax loss due to the effects of foreign tax rates, the mix of income and losses of subsidiaries, the currency effect in Brazil and non-deductible merger expenses.

     The $1.5 million decrease in equity in net loss of investee companies in 1996 was due primarily to the sale of the investee in Brazil which had a loss in 1995.

COMPARISON OF THE YEAR ENDED JUNE 30, 1995 TO THE YEAR ENDED JUNE 30, 1994


     The Company's sales and other operating revenues in 1995 were $1.941 billion, an increase of 32.5% from $1.465 billion in 1994. Sales from tobacco operations increased 41.9%, from $1.096 billion in 1994 to $1.555 billion in 1995, primarily due to higher prices and increased production primarily from the U.S. and Brazil. The higher tobacco prices and increased production quantities from the U.S. accounted for $88.1 million and $248.5 million, respectively, while the increased production quantities from Brazil accounted for substantially all of the increase from Brazil. The Company's increase in sales of U.S. tobacco was primarily attributable to the Company's 1994 agreement to purchase the U.S. tobacco needs for RJR. The increased sales of tobacco from Brazil resulted from the sales of uncommitted stocks from prior year crops.



     Sales from flower operations increased 4.6%, from $369.1 million in 1994 to $385.9 million in 1995. The increase in the Company's sales of flowers was primarily due to the favorable effect of applying U.S. dollar exchange rates to European operations, but these favorable effects were partially offset by decreased sales of certain North American operations that were closed during the year. The application of exchange rates increased sales by $35.5 million and the closing of operations decreased sales by $15.7 million.


     Cost of sales and expenses of the Company's tobacco operations increased 40.6% in 1995 from 1994 due primarily to the 41.9% increase in net sales. The world oversupply of tobacco, which began in fiscal 1993, started to improve in fiscal 1995 as indicated by the improvement in the tobacco operating margin (operating income), before restructuring and merger related costs. As a percent of net sales, operating margins increased to 3.9% in 1995 compared to 3.0% in 1994. See "Business -- Tobacco -- The Leaf Tobacco Industry -- Improved Market Conditions." However, sales prices continued to be negatively affected by the oversupply, causing the Company to reduce the carrying amount of its tobacco inventory at year end by $9.2 million, reflecting the revaluation of that inventory at the lower of its cost or market value.

     Cost of sales and expenses of the flower operations increased by 5.4% in 1995 from 1994 primarily due to the sales increase of 4.6% and increased bad debts associated with flower operations now closed and other costs, inclusive of restructuring costs. The flower operating income decreased from 0.7% of net sales in 1994 to (0.1)% of net sales in 1995, primarily due to decreased gross margins of both the U.S. operations that were closed and the Baardse operations and by increased costs mentioned above. Corporate expenses increased $5.6 million, or 97.7%, to $11.3 million in 1995 from $5.7 million in 1994, due primarily to increased personnel costs and legal and professional expenses in 1995 and reversals of prior accruals in 1994 for stock appreciation rights and certain stock options. Some of the increased costs for personnel relate to reassigning departments to corporate that were previously in tobacco operations.

     Restructuring charges for the tobacco and flower operations amounted to $15.2 million and $2.6 million, respectively. The charges are comprised of $12.6 million for employee separations, $2.8 million for facility closures, $2.4 million for asset writedowns and other items. In addition the Company incurred $8.1 million for merger related charges for legal, accounting and financial advisors.

     Interest expense increased $10.1 million in 1995, primarily due to higher borrowings because of increased average tobacco inventories and, to a lesser extent, higher average interest rates.

     The Company had tax expense in spite of the overall pre-tax loss in 1995 due to the effects of foreign tax rates, the mix of income and losses of subsidiaries, the currency effect in Brazil and non-deductible merger expenses.

     The $1.9 million decrease in equity in net income of investee companies in 1995 was due primarily to the devaluations of the local currency for the Company's investee with operations in Zimbabwe and decreased earnings for the operations in Malawi and Brazil.

LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes items from the Company's Consolidated Balance Sheet and the Statement of Consolidated Cash Flows.

                                                                 NINE MONTHS ENDED
                                                                     MARCH 31,             YEAR ENDED JUNE 30,
                                                                -------------------   ------------------------------
                                                                  1997       1996       1996       1995       1994
                                                                --------   --------   --------   --------   --------
           (IN THOUSANDS, EXCEPT FOR CURRENT RATIO)                 (UNAUDITED)
Cash and cash equivalents.....................................  $ 35,575   $ 12,148   $ 53,820   $ 42,326   $ 12,471
Net trade receivables.........................................   213,461    195,999    190,898    182,750    164,314
Inventories and advances on purchases of tobacco..............   435,311    438,383    408,210    468,989    469,015
Total current assets..........................................   707,150    662,756    668,775    731,119    685,443
Notes payable to banks........................................    52,717    101,288         --    233,736    255,607
Accounts payable..............................................   105,631    126,514    104,506     90,446    112,310
Total current liabilities.....................................   253,671    363,994    246,433    453,522    467,776
Current ratio.................................................  2.8 to 1   1.8 to 1   2.7 to 1   1.6 to 1   1.5 to 1
Revolving credit notes and other long-term debt...............  $266,436   $278,440   $265,871   $292,528   $188,825
Senior Notes..................................................   125,000         --    125,000         --         --
Convertible subordinated debentures...........................        --         --         --     56,370     56,475
Stockholders' equity..........................................   348,105    311,232    315,848    238,806    288,314
Purchase of property and equipment............................    21,082     20,609     41,266     27,036     32,382
Proceeds from sale of property and equipment..................     7,429      3,273      8,605      4,877      5,991
Depreciation and amortization.................................    24,462     24,234     33,780     31,852     28,862

     The purchasing and processing activities of the Company's tobacco business are seasonal. The Company's need for capital fluctuates accordingly and, at any of several seasonal peaks, the Company's outstanding indebtedness may be significantly greater or lesser than at year end. The Company historically has needed capital in excess of cash flow from operations to finance inventory and accounts receivable and, more recently, to finance acquisitions of foreign tobacco operations and flower operations. The Company also prefinances tobacco crops in certain foreign countries by making cash advances to farmers prior to and during the growing season.

     Reflecting the seasonal increase in the tobacco operations, the Company's working capital increased from $422.3 million at June 30, 1996, to $453.5 million at March 31, 1997. The current ratio of 2.7 to 1 at June 30, 1996, increased to 2.8 to 1 at March 31, 1997. At March 31, 1997, current assets increased $38.4 million, or 5.7%, and current liabilities increased $7.2 million, or 2.9%, from June 30, 1996. Current assets increased primarily due to increases in Trade receivables and Advances on purchases of tobacco. Current liabilities increased primarily due to increases in Notes payable to banks, Accounts payable-other, partially offset by decreases in Advances from customers and Accrued expenses.


     Cash flows provided by operating activities decreased $176.5 million from $146.5 million to $29.9 million of cash flows used for the nine months ended March 31, 1997 from the same period last year, due primarily to increases in Trade receivables and Advances on purchases of tobacco and decreases in Advances from customers and in Accounts payable and Accrued expenses. Cash flows used in investing activities increased $19.7 million reflecting sale of RGT shares and Philip Morris shares in 1995, the Prepaid purchase cost-Intabex and offset partially by the 1995 purchase of a subsidiary. Cash flows used by financing activities increased $205.5 million to $41.2 million of cash flows provided primarily due to net increased borrowings.


     At March 31, 1997, the Company had seasonally adjusted lines of credit of $955.4 million, excluding the long-term credit agreements. These lines bear interest at rates ranging from 1.7% to 11.6%. At March 31, 1997, unused lines of credit amounted to $536.2 million net of $155.1 million of letters of credit and guarantees that reduce lines of credit. Total maximum outstanding short-term borrowings during the nine months ended March 31, 1997 were $566.5 million.

     On June 27, 1997, the Company entered into the New Credit Facility with a syndicate of banks. The Company used its previous $240 million revolving credit facility to reclassify $240 million of its short-term debt as long-term debt at March 31, 1997, and will use the $500 million New Credit Facility similarly. The interest rates available under the New Credit Facility depend on the type of advance selected and are based either on the agent bank's base lending rate (which was 8.50% at March 31, 1997, and is adjusted with changes in interest rates generally) or LIBOR plus 0.70%, through September 30, 1997, and thereafter plus a spread of 0.40% to 1.00% based on the ratings assigned to the Company's outstanding senior debt. The New Credit Facility is subject to certain commitment fees and covenants that among other things require the Company to maintain minimum working capital and tangible net worth amounts, require specific liquidity and long-term solvency ratios and restrict acquisitions.

     The Company has historically financed its operations through a combination of short-term lines of credit, customer advances, cash from operations and equity and equity-linked securities. At March 31, 1997, the Company had no material capital expenditure commitments other than the acquisition of Intabex as of April 1, 1997. The Company believes that these sources of funds combined with the New Credit Facility are sufficient to fund the Company's purchasing and capital needs for fiscal 1998 and the foreseeable future.

     The Company's off-balance-sheet financing is not material. Certain operating leases were acquired with the acquisition of, or have been added by, several foreign tobacco processing facilities and the flower subsidiaries. However, most operating assets are of long-term and continuing benefit and the Company has generally purchased these assets.

     The Board of Directors of the Company, at its meeting held on May 23, 1997, declared a quarterly dividend of $0.15 per share.

TAX AND REPATRIATION MATTERS

     The Company and its subsidiaries are subject to income tax laws in each of the countries in which they do business through wholly-owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax planning analyses directed toward the minimization of its income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

     Dividend distributions are regularly made from certain subsidiaries while the undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Company regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries and reevaluates the aforementioned dividend policy as part of its overall financing plans.

ACCOUNTING MATTERS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company's fiscal year 1997 statements. SFAS No. 123 defines a fair value based method of accounting for stock-based compensation and requires certain disclosures to be made by entities electing not to adopt this method. The Company has studied the implications of the statement, and based on its initial evaluation, does not expect it to have a material impact on the Company's financial condition or results of operations upon adoption.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128. "Earnings per Share" which simplifies the earnings per share ("EPS") computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computation. This statement will be effective for the Company's March 31, 1998, interim statements and will require the restatement of all prior-period earnings per share data presented. The Company has studied the implications of the statement, and based on its initial evaluation, does not expect it to have a material impact on the Company's financial condition or results of operations upon adoption.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement will be effective for the Company's March 31, 1998, interim statements and will require the restatement of all prior-periods presented. The Company has studied the implications of the statement, and based on its initial evaluation, does not expect it to have a material impact on the Company's financial condition or results of operations upon adoption.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. This Statement is effective for the Company's June 30, 1998, year end financial statements. The Company has studied the implications of the statement, and based on its initial evaluation, does not expect it to have a material impact on the Company's financial condition or results of operations upon adoption.

                                    BUSINESS


     DIMON is the second largest independent leaf tobacco merchant in the world. The Company acquired Intabex on April 1, 1997, and is the successor to Dibrell and Monk-Austin, which merged on April 1, 1995. Principally through the Intabex Acquisition, the Company increased its tobacco-related revenues for the twelve months ended March 31, 1997, by 20%, from $1,770 million to $2,126 million. The Company increased its tobacco-related revenues for the twelve months ended March 31, 1997, by 44%, from $1,942 million to $2,787 million on a pro forma basis, and increased its market share in the established worldwide leaf tobacco market from approximately 30% to approximately 37% on a pro forma basis. Also as a result of the Intabex Acquisition, DIMON strengthened its presence in several important tobacco growing regions, including Brazil, Argentina, Malawi, Thailand and Zimbabwe. The Company's address is 512 Bridge Street, Danville, Virginia 24541 and its telephone number is (804) 792-7511. See Note M to the Company's Consolidated Financial Statements for the year ended June 30, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K, for detailed information regarding each of the Company's business segments.


TOBACCO

  THE LEAF TOBACCO INDUSTRY

     The world's large multinational cigarette manufacturers, with one exception, rely on independent leaf tobacco merchants such as the Company to supply the majority of their leaf tobacco needs. Leaf tobacco merchants select, purchase, process, store, pack, ship and, in certain developing markets, provide agronomy expertise and financing for growing leaf tobacco. At the present time, there are three major global leaf tobacco merchants, including the Company. These three merchants source, process and ship leaf tobacco around the world, for delivery to manufacturers of cigarettes and other tobacco products. The Company believes that the leaf tobacco industry is characterized by the following trends:

     GROWTH OF AMERICAN BLEND CIGARETTES. American blend cigarettes have gained market share in several major foreign markets, including Asia (particularly the Pacific Rim), Europe and the Middle East in recent years. American blend cigarettes contain approximately 50% flue-cured, 35% burley and 15% oriental tobacco, contain less tar and nicotine and taste milder than locally produced cigarettes containing dark and semi-oriental tobacco historically consumed in certain parts of the world. According to the TMA, American blend cigarette consumption (excluding China) has increased from 1.7 trillion units in calendar 1990 to 1.9 trillion units in calendar 1996, an increase of 10.8%. The TMA estimates that worldwide American blend tobacco consumption (excluding China) will increase an additional 5.5% to more than 2.0 trillion units by the year 2000. The TMA also estimates that worldwide American blend cigarette consumption (excluding China), as a percentage of total consumption, has also experienced substantial growth, increasing from 47.9% in 1990 to 52.5% in 1996, and is projected to reach 54.3% by the year 2000. As American blend cigarettes have continued to gain global market share, the demand for export quality flue-cured, burley and oriental tobacco sourced and processed by the three independent leaf tobacco merchants, including the Company, has grown accordingly.

     GROWTH IN FOREIGN OPERATIONS OF LARGE CIGARETTE MANUFACTURERS. Several of the large multinational cigarette manufacturers have expanded their operations throughout the world, particularly in Central and Eastern Europe and the former Soviet Union, in order to increase their access to and penetration of these markets. As cigarette manufacturers expand their global operations, the Company believes there will be increased demand for local sources of leaf tobacco and local tobacco processing and distribution, primarily due to the semi-perishable nature of unprocessed leaf tobacco and the existence of domestic content laws in certain countries. The Company believes that the international expansion of the large multinational cigarette manufacturers will cause these manufacturers to place greater reliance on the services of financially strong leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local sources of tobacco.

     GROWTH IN FOREIGN SOURCED TOBACCO. In an effort to respond to cigarette manufacturers' increasing demand for lower cost American blend cigarette ingredients, the major leaf tobacco merchants have made significant investments in South America, Africa and Asia, the principal sources of flue-cured and burley tobacco outside the U.S. This trend is expected to continue in the foreseeable future as the quality of foreign grown tobacco continues to improve.

     IMPROVED MARKET CONDITIONS. The global leaf tobacco industry has recovered from a disruption in demand and reduction in pricing during 1993 and 1994. The disruption of the industry in the U.S. during these years occurred primarily because of (i) the enactment of the domestic content 75/25 Rule, (ii) a poor quality 1993 flue-cured tobacco crop in the U.S. and (iii) the introduction of legislation in the summer of 1993 to increase significantly the federal excise tax on cigarettes that resulted in manufacturers' reluctance to build inventories. Concurrent with the reduction in demand for international tobacco related to the 75/25 Rule and lower than expected initial demand for imported tobacco products in Central and Eastern Europe and the former Soviet Union, the worldwide price of tobacco declined due to oversupply attributable to record foreign tobacco crops. This combination of reduced demand and lower prices had a negative impact on the financial performance of the leaf tobacco merchants and resulted in significant increases in uncommitted tobacco inventories among the merchants.

     In recent years, the demand and supply imbalance in the worldwide tobacco market has improved. Leaf tobacco production outside the U.S. was curtailed in response to the high levels of uncommitted tobacco inventories. The 75/25 Rule was repealed due to its violation of GATT and was replaced by a series of less stringent import quotas. This resulted in cigarette manufacturers in the U.S. resuming their purchases of tobacco grown outside the U.S. The combination of lower levels of tobacco production and increased demand had a positive impact on worldwide tobacco prices, a corresponding positive impact on the profitability of the industry, and resulted in significant reductions in uncommitted tobacco inventories.

  BUSINESS STRATEGY

     The Company's primary business objective is to capitalize on growth in worldwide consumption of American blend cigarettes by becoming the low-cost preferred supplier of leaf tobacco to the large multinational manufacturers of American blend cigarettes. To achieve this objective, the Company has implemented a strategy to position itself to meet the needs of its cigarette manufacturing customers throughout the world by expanding its global operations directly in the major tobacco exporting countries and by forming strategic partnerships with its major customers in countries with emerging tobacco production. As part of its strategy, the Company acquired Intabex on April 1, 1997. The Company believes the Intabex Acquisition will further enhance the Company's global tobacco purchasing capabilities, expand and diversify its customer base and expand its geographic reach. The Company's ability to respond to the global expansion and changing needs of the large multinational cigarette manufacturers is a critical factor in developing and expanding customer relationships. The principal components of the Company's business strategy are as follows:

     INCREASE THE COMPANY'S OPERATIONS IN LOW-COST TOBACCO GROWING REGIONS. To ensure breadth and depth of supply of tobacco, particularly the tobacco used in American blend cigarettes, the Company has expanded and plans to continue to expand its operations in South America, Africa and China, the largest production areas of flue-cured and burley tobacco outside of the U.S. The April 1, 1997 acquisition of Intabex and certain assets of Tabex (PVT) Limited in Zimbabwe substantially expanded the Company's presence in Brazil, Argentina, Zimbabwe and Malawi, allowing the Company to significantly enhance its market share in these countries, and established a new presence in Mozambique, Spain, Sri Lanka, Thailand, Zaire and Zambia. In 1995, the Company signed an agreement with the China National Tobacco Corporation to provide additional access to a state-of-the art processing facility and tobacco sources in the province of Yunnan. The Company also made acquisitions in 1995 in Bulgaria, Greece and Turkey, which the Company believes positions DIMON as the largest worldwide merchant of oriental tobacco. The Company intends to utilize its agronomy expertise in helping to develop low-cost sources of American blend quality tobacco and its existing relationships with the major multinational cigarette manufacturers to gain market share in these growth regions.

     CAPITALIZE ON OUTSOURCING TRENDS. The Company anticipates further outsourcing of leaf tobacco purchasing and processing by cigarette manufacturers. This outsourcing trend is driven by (i) higher margins in cigarette production, (ii) the increasing sophistication required in sourcing leaf tobacco on a global basis, and (iii) continued privatization of tobacco and cigarette production operations in other countries. In 1994, the Company began providing all leaf tobacco auction buying in the U.S. for RJR, the second largest cigarette producer in the U.S. In 1995, the Company began to purchase and process all of Lorillard Tobacco Company's ("Lorillard") auction market tobacco requirements in the U.S. With the improved tobacco purchasing capabilities and expanded geographic reach resulting from the Intabex Acquisition, the Company believes it will continue to be a major beneficiary of the outsourcing trends in the tobacco industry.

     IMPROVE EFFICIENCY AND REDUCE OPERATING COSTS. The Company realized substantial operating efficiencies and operating cost reductions following the Merger and anticipates achieving similar benefits in the integration of Intabex. In connection with the Merger, the Company initiated a restructuring plan for its operations. The plan was designed to eliminate unprofitable locations, consolidate duplicative processing facilities, reduce the salaried workforce, improve operating efficiencies and increase regional unit accountability. This initiative resulted in the recognition of various charges in fiscal 1996, aggregating $11.8 million, and in fiscal 1995, aggregating $17.8 million. These initiatives reduced the Company's annual operating costs and expenses by approximately $25 million in fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In the Intabex Acquisition, the Company acquired facilities in Malawi, Italy, Germany, Zimbabwe, and the U.S., countries where the Company already had facilities. By eliminating redundant facilities and realizing other efficiencies similar to those achieved in the Merger, the Company anticipates savings in annual operating costs relating to the integration of Intabex of approximately $23 million in fiscal 1998.

     In most major tobacco producing areas, the Company and Intabex had similar operations, which created opportunities for significant cost savings. Since the acquisition of Intabex, the Company has completed the following in connection with its consolidation:

      -- Integration of the African operations of Intabex, including personnel reductions and consolidation of administrative offices;

      -- Integration of the Latin American operations of Intabex, including personnel reductions, consolidation of administrative offices, the sale of the manufacturing assets of a tobacco processing facility to a third party and the conversion of that facility into a tobacco storage warehouse;

      -- Integration of North American operations of Intabex including the consolidation of the former joint venture partnership Eastern Carolina Leaf Processors, consolidation of administrative offices and personnel reductions; and

      -- Integration of Asian operations, consisting primarily of personnel reductions and consolidation of some administrative offices.

     EXPAND OPERATIONS IN NEW MARKETS. During the last decade, several of the large multinational cigarette manufacturers have expanded their global operations, particularly into Central and Eastern Europe and the former Soviet Union, in order to increase their access to and penetration of new markets. The Company believes this will increase demand for local sources of leaf tobacco and local tobacco processing due to the semi-perishable nature of unprocessed tobacco and the existence of domestic content laws in certain foreign countries. The Company believes these factors will cause manufacturers to place greater reliance on the services of financially strong leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local sources of leaf tobacco. Intabex's presence in emerging tobacco markets provides new sources of supply for the Company. Intabex brings new sources of tobacco in the countries of Mozambique, Spain, Sri Lanka, Thailand, Zaire and Zambia. In addition, the Company believes Intabex's tobacco operations in the emerging markets of Africa and Asia will significantly enhance its strength in these low-cost tobacco growing regions.

  OPERATIONS

     The Company has developed an extensive international network through which it purchases, processes and sells tobacco. In addition to its processing facilities in Virginia and North Carolina, the Company owns or has an interest in processing facilities in Brazil and Zimbabwe, the two most significant non-U.S. exporters of flue-cured tobacco, Malawi and Mexico, two of the leading non-U.S. exporters of burley tobacco, and Greece and Turkey, the leading exporters of oriental tobacco. The Company also has processing facilities in Italy and Germany. Intabex owned and operated leaf processing facilities in Argentina, Sri Lanka and Thailand. The Company and Intabex have historically contracted with third parties for the processing of tobacco in certain countries. Including Intabex operations, the Company contracts with third parties for leaf processing in Canada, Chile, China, Guatemala, India, Mozambique, Spain, Zaire and Zambia and certain countries of the former Soviet Union. In addition, the Company has entered into contracts, joint ventures and other arrangements for the purchase of tobacco grown in substantially all countries that produce export-quality, flue-cured and burley tobacco, including Argentina, Canada, China, India and Tanzania.


     PURCHASING. Prior to the Intabex Acquisition, the Company purchased tobacco in approximately 26 countries, generally at auction or directly from growers. The Company now purchases tobacco in an additional six countries and has expanded its purchasing capabilities significantly in Brazil, Argentina, Malawi, Thailand and Zimbabwe. Although the majority of the dollar value of tobacco sold by the Company is produced domestically, the relative importance of tobacco grown overseas to the Company's profitability has increased steadily. During fiscal 1996, approximately 57% of the dollar value of tobacco purchased by the Company was purchased in the U.S. Approximately 17%, 9% and 3% of the dollar value of tobacco purchased by the Company during fiscal 1996 were purchased in Brazil, Zimbabwe and Malawi, respectively. The balance of the Company's tobacco purchases during 1996 were made in other tobacco growing countries, including Argentina, Bulgaria, Canada, China, Germany, France, Greece, India, Italy, Mexico, Poland, the former Soviet Union, Tanzania and Turkey. The Company believes it has access to a diverse supply of tobacco grown in a number of regions throughout the world and can respond quickly to factors that may cause fluctuations in the quality, yield or price of tobacco crops grown in any one region.


     Tobacco generally is purchased at auction or directly from growers. Tobacco grown in the U.S., Canada, Malawi and Zimbabwe is purchased by the Company principally on auction markets. The Company purchases domestic tobacco on the flue-cured, burley and air-cured auction markets in Florida, Georgia, Kentucky, Maryland, North Carolina, South Carolina, Tennessee and Virginia for shipment to the Company's facilities in North Carolina and Virginia for processing to customer specification. The Company usually purchases tobacco at the auction markets after receiving specific customer orders or indications of customers' upcoming needs. The Company's network of more than 100 tobacco buyers allows the Company to cover the major auctions of flue-cured and burley tobacco throughout the world. These buyers are experts in differentiating hundreds of grades of tobacco based on customer specifications and preferences that take into account, among other factors, the texture, visual appearance and aroma of the tobacco.

     In non-auction markets such as Argentina, Brazil, Greece and Turkey, the Company purchases tobacco directly from farmers or from local entities that have arranged for purchase from farmers. These direct purchases are often made by the Company based upon its projection of the needs of its long-standing customers rather than against specific purchase orders. The Company's arrangements with farmers vary from locale to locale depending on the Company's predictions of future supply and demand, local historical practice and availability of capital. For example, in Brazil, the Company generally contracts to purchase a farmer's entire tobacco crop at the market price at the time of harvest based on the quality of the tobacco delivered. Pursuant to these purchase contracts, the Company provides farmers with fertilizer and other materials necessary to grow tobacco and may extend loans to farmers to finance the crop. Under longer-term arrangements with farmers, the Company may also finance farmers' construction of curing barns. In addition, the Company's agronomists maintain frequent contact with farmers prior to and during the growing and curing seasons to provide technical assistance to improve the quality and yield of the crop. In other non-auction markets, such as Argentina and India, the Company buys tobacco from local entities that have purchased tobacco from farmers and supervises the processing of that tobacco by those local entities. The Company believes that its long-standing relationships with its customers are vital to its operations outside of the auction markets.

     PROCESSING. The Company processes tobacco to meet each customer's specifications as to quality, yield, chemistry, particle size, moisture content and other characteristics. The Company processes purchased tobacco in 30 facilities located throughout the world, nine of which were acquired in the Intabex Acquisition. Unprocessed tobacco is a semi-perishable commodity that generally must be processed within a relatively short period of time to prevent fermentation or deterioration in quality. Accordingly, the Company has located its processing facilities in proximity to its principal sources of tobacco.

     Upon arrival at the Company's processing plants, flue-cured and burley tobacco is first reclassified according to grade. Most of that tobacco is then blended to meet customer specifications regarding color, body and chemistry, threshed to remove the stem from the leaf and further processed to produce strips of tobacco and sieve out small scrap. The Company also sells a small amount of processed but unthreshed flue-cured and burley tobacco in loose-leaf and bundle form to certain of its customers.

     Processed flue-cured and burley tobacco is redried to remove excess moisture so that it can be held in storage by customers or the Company for long periods of time. After redrying, whole leaves, bundles, strips or stems are separately packed in cases, bales, cartons or hogsheads for storage and shipment. Packed flue-cured and burley tobacco generally is transported in the country of origin by truck or rail, and exports are moved by ship. Prior to and during processing, steps are taken to ensure consistent quality of the tobacco, including the regrading and removal of undesirable leaves, dirt and other foreign matter. Customer representatives are frequently present at the Company's facilities to monitor the processing of their particular orders. Increased consumption of discount and value-priced cigarettes and competition among leaf merchants have led to improvements in processing designed to minimize waste and thereby increase yield. Throughout the processing, Company technicians use laboratory test equipment for quality control to ensure that the product meets all customer specifications.

     From time to time, the Company processes and stores tobacco acquired by various stabilization cooperatives under the U.S.'s price support program. The Company can derive significant revenues from the fees charged for such services, particularly in years when a substantial portion of the domestic tobacco crop is acquired by such cooperatives under the program. While these revenues are not material to the Company's net sales, they result in additional recovery of fixed cost which may be significant to gross profit.

     SELLING. The Company sells its tobacco to manufacturers of cigarettes and other consumer tobacco products located in about 60 countries around the world. The Company ships tobacco to international locations designated by these manufacturers. A majority of the shipments of tobacco are to factories of these manufacturers that are located outside the U.S. In certain countries, the Company also uses sales agents to supplement its selling efforts. Several of these customers individually account for a significant portion of the Company sales in a normal year. The loss of any one or more of such customers could have a materially adverse effect on the tobacco business of the Company.


     The consumer tobacco business in most markets is dominated by a relatively small number of large multinational cigarette manufacturers and by government controlled entities. Approximately 56% and 55% of the Company's consolidated tobacco sales for the nine months ended March 31, 1997, and fiscal year 1996, respectively, were contracted to be delivered to 37 customers which the Company believes are owned by or under common control of Japan Tobacco, Philip Morris or RJR and each of which contributed in excess of 10% of total tobacco sales, with Phillip Morris and RJR accounting for significantly larger portions of the Company's sales than Japan Tobacco. No other customer accounts for more than 10% of the Company's sales. See " -- Global Operations -- United States" and Note M to the Company's Consolidated Financial Statements for the year ended June 30, 1996, incorporated by reference herein to the Company's Annual Report on form 10-K. The Company generally has maintained relationships with its customers for over forty years. In fiscal 1996, the Company delivered approximately 38% of its tobacco sales to customers in the U.S., approximately 28% to customers in Europe and the remainder to customers located in Asia, South America and elsewhere. The Intabex Acquisition significantly increases the international presence of the Company.


     As of March 31, 1997, the Company's and Intabex's consolidated entities had tobacco inventories of approximately $579.2 million and approximately $404.6 million in commitments or indications from customers for purchases of tobacco. Substantially all of the March 31, 1997, orders are expected to be delivered in fiscal 1998. The level of purchase commitments for tobacco fluctuates from period to period and is significant only to the extent it reflects short-term changes in demand for leaf tobacco. The Company typically makes 80-95% of its leaf tobacco purchases pursuant to customer orders or supply contracts or customer indications of anticipated need, with most purchases made based on indications. Customers are legally bound to purchase tobacco purchased by the Company pursuant to orders, but no contractual obligation exists with respect to tobacco purchased in response to indications. However, the Company has done business with most of its customers for many years and has never experienced a significant failure of customers to purchase tobacco for which they have given indications. Other than the contracts with RJR and Lorillard described below under " -- Global Operations -- United States" and an agreement between Intabex and Tabacalera S.A. providing that Intabex will provide a significant portion of Tabacalera's tobacco needs, the Company has no significant supply agreements with its customers.

     The Company typically makes sales based on a customer's letter of credit, by cash against documents or by payment against invoice. Virtually all of the Company's sales throughout the world are denominated in U.S. dollars. While payment for tobacco sold by the Company is usually received after the tobacco has been processed and shipped, some customers make advances to the Company periodically throughout the buying season as tobacco is purchased by the Company for their accounts. Distribution of processed tobacco is made by delivery from the Company's storage facilities directly to customers, by truck or rail to customers' storage or manufacturing facilities or to port for shipping.

  GLOBAL OPERATIONS

     UNITED STATES. The Company owns and operates four processing facilities in North Carolina and Virginia. The price of tobacco grown in the U.S. is supported under a government price support program which also establishes quotas for production. Consequently, U.S.-grown tobacco is typically more expensive than tobacco grown elsewhere. Although domestic tobacco historically has accounted for the majority of the Company's sales, the Company expects that, because of this price differential and its generally increasing business outside of the U.S., sales of flue-cured and burley tobacco grown in the U.S. and related services will be less significant than in the past. The Company believes that any short-term decline in its domestic business should be offset in the short-term by increased foreign operations.

     In late fiscal 1994, Monk-Austin entered into an agreement with RJR to purchase all of RJR's U.S. auction market tobacco requirements. In late fiscal 1995, Dibrell entered into an agreement with Lorillard pursuant to which the Company will purchase and process all of Lorillard's domestic auction market tobacco requirements. Generally, the contracts establish a framework for pricing the Company's services (which generally is negotiated with respect to crop year, grade of tobacco leaf or type of service provided based on market prices), do not provide for minimum purchases and are terminable upon reasonable notice. The Company expects that purchases under these agreements will account for a substantial portion of its tobacco purchases in the U.S. in the future.

     BRAZIL. The Company believes it is one of the two largest independent leaf tobacco merchants in Brazil. The Company exports the majority of the tobacco that it processes in Brazil to its customers around the world. In fiscal 1996, the Company derived approximately 24% of its tobacco revenue from its Brazilian operations.

     In fiscal 1996, the Company merged its two wholly-owned subsidiaries, Tabra and Dibrell do Brazil to form DIMON do Brazil. DIMON do Brazil has three modern tobacco processing facilities located in the center of Brazil's tobacco production area. Brazil represents the Company's most significant foreign operation in virtually all respects, including purchasing volume, processing and storage capacities and operating income potential. Through the Merger and resulting reduction in duplicative functions and facilities the Company reduced annual operating costs.

     AFRICA. The Company purchases flue-cured and burley tobacco at auction for customer orders in Zimbabwe and Malawi. The tobacco is threshed and packed for export at facilities in each country. The Company exports the majority of the tobacco it processes in Zimbabwe and Malawi to its customers around the world. In fiscal 1996, the Company derived approximately 12% of its revenue from its Zimbabwean and Malawian tobacco operations.

     Intabex's business in Africa allows the Company to significantly increase market share in the established markets of Zimbabwe and Malawi. The addition of Intabex's business also creates a significant presence for the Company in South Africa, Tanzania, Zambia, Mozambique, and Zaire.

     In fiscal 1995, the Company combined the former Dibrell and Monk-Austin operations in Zimbabwe and Malawi to form two wholly-owned subsidiaries, DIMON Zimbabwe and DIMON Malawi. Through DIMON Zimbabwe the Company purchases, processes in two facilities and exports flue-cured and burley tobacco grown in Zimbabwe. Through DIMON Malawi the Company purchases, processes in one facility and exports flue-cured and burley tobacco grown in Malawi.

     GREECE AND TURKEY. The Company believes it is the largest exporter of processed oriental tobacco in the world. Greece and Turkey are the most important producers of oriental tobacco. Through its wholly-owned subsidiaries, DIMON Hellas Tobacco SA, Georges Allamanis Tobacco International SA and DIMON Turk Tutun AS, the Company buys, exports and processes, in two facilities in each country, oriental tobacco grown in each country.

     OTHER FOREIGN OPERATIONS. The Company also has foreign subsidiaries, joint ventures and affiliates that purchase and sell tobacco grown in other countries throughout the world. The Intabex Acquisition provided the Company a significant presence in the established burley tobacco market in Thailand, a new presence in Spain and, through a wholly-owned subsidiary, new business as a supplier of premium cigar and other dark-air cured tobacco to the resurgent cigar industry. In addition, the Company owns and operates processing facilities in Italy, Germany and Mexico.

     In certain countries, such as China and India, the Company has processing agreements with other processors to use their facilities under the supervision of the Company's employees. In several South American countries where the Company operates, tobacco is bought from the farmers by the processors at negotiated prices, and it is necessary to prefinance the crop by making advances of cash or materials to the farmers prior to and during the growing season.

  TOBACCO FACILITIES

     The Company operates each of its tobacco processing plants for seven to nine months during the year to correspond with the applicable growing seasons. While the Company believes its processing facilities are being efficiently utilized, the Company also believes its domestic processing facilities and certain foreign processing facilities have the capacity to process additional volumes of tobacco if required by customer demand.

     The following is a listing of the various properties used in the tobacco operations:

                                 LOCATION                                               USE
                                -----------                                    ---------------------
UNITED STATES
Danville, VA..............................................................     Storage
Danville, VA..............................................................     Factory
Kenbridge, VA.............................................................     Storage
Greenville, NC*...........................................................     Factory/Storage
Farmville, NC.............................................................     Factory/Storage
Kinston, NC...............................................................     Factory/Storage
Sanford, NC...............................................................     Storage
Greenville, TN............................................................     Storage
Mullins, SC...............................................................     Storage
Lake City, SC.............................................................     Storage

SOUTH AMERICA
Santa Cruz, Brazil........................................................     Factory/Storage
Venancio Aires, Brazil....................................................     Factory/Storage
Vera Cruz, Brazil.........................................................     Factory/Storage
Mexico City, Mexico.......................................................     Factory
Zacapa, Guatemala.........................................................     Factory

AFRICA
Lilongwe, Malawi..........................................................     Factory
Harare, Zimbabwe*.........................................................     Factories(2)/Storage

EUROPE
Karlsruhe, Germany........................................................     Factory/Storage
Izmir, Turkey.............................................................     Factories(2)/Storage
Sparanise, Italy..........................................................     Factory/Storage
Thessaloniki, Greece......................................................     Factories(3)/Storage

        -----------------------

        * The Greenville, NC and one of the Harare, Zimbabwe factories were formerly joint ventures between the Company and Intabex.

     The following is a listing of properties acquired as a result of the Intabex Acquisition:


                                 LOCATION                                               USE
                                ---------                                      ---------------------
SOUTH AMERICA
Venancio Aires, Brazil....................................................     Storage
Provinicia de Jujuy, Argentina............................................     Factory/Storage
Bogota, Columbia..........................................................     Factory/Storage*
Bahia, Brazil.............................................................     Factory/Storage*
Santiago de los Caballeros, Dominican Republic............................     Factory/Storage*
Asuncion, Paraguay........................................................     Factory/Storage*

AFRICA
Lilongwe, Malawi..........................................................     Factory/Storage
Limbe, Malawi.............................................................     Factory/Storage

EUROPE
Glauzig, Germany..........................................................     Factory/Storage
Palona, Italy.............................................................     Factory/Storage

ASIA
Columbo, Sri Lanka........................................................     Factory/Storage
Chiang Mai, Thailand......................................................     Factory/Storage
Manila, Philippines.......................................................     Storage*

        -------------------------------

        * Dark air-cured operations

  COMPETITION


     The leaf tobacco industry is highly competitive. Competition among dealers in leaf tobacco is based on the price charged for products and services as well as the dealers' ability to meet customer specifications in the buying, processing and financing of tobacco. The Company believes that it is well positioned to meet this competition, particularly in view of its important processing facilities in the U.S., Brazil and other major tobacco growing countries. Prior to the Intabex Acquisition, the Company competed with three major tobacco processors and had significantly less market share than the world's largest processor. Following the Intabex Acquisition, the Company's principal competitors are Universal Corporation ("Universal") and Standard Commercial Corporation and the Company's market share has increased from approximately 30% to 37% on a pro forma basis. Of the independent leaf tobacco merchants, the Company ranks second in established worldwide market share. The Company believes that among independent leaf tobacco merchants, it has the largest or second largest market share in Brazil, Greece, Turkey, the U.S. and Zimbabwe. Universal's market share in the U.S. is considerably greater than that of the Company.


  SEASONALITY

     The purchasing and processing activities of the Company's tobacco business are seasonal. Flue-cured tobacco grown in the U.S. generally is purchased during the five-month period beginning in July and ending in November. U.S.-grown burley tobacco is usually purchased from late November through January or February. Tobacco grown in Brazil usually is purchased from January through June and delivered from May to September. Other markets around the world last for similar periods, although at different times of the year, and as the importance of these markets has grown the seasonality in the Company's business has decreased.

     Mature tobacco, prior to being processed and packed, is a semi-perishable commodity. The production cycle for redrying and packing is relatively short. For example, flue-cured tobacco in the U.S. is processed, packed and invoiced within the same five-month period (July through November) that it is purchased. During this period inventories of unprocessed tobacco, inventories of redried tobacco and trade accounts receivable normally reach peak levels in succession. Current liabilities, particularly advances from customers and short-term notes payable to banks, normally reach their peak in this period as a means of financing the seasonal expansion of current assets. Increasing amounts of U.S.-grown burley and foreign tobacco are now being processed in periods other than July through November, reducing the seasonal fluctuations in working capital. At June 30, the end of the Company's fiscal year, the seasonal components of the Company's working capital reflect primarily the operations related to foreign grown tobacco.

FLOWERS


     The Company's fresh-cut flower operations consist of buying flowers from sources throughout the world and transporting them, normally by air, to operating units for resale to wholesalers and retailers through its wholly-owned flowers subsidiary, Florimex. For the fiscal year ended June 30,1997, the Company's flower operations produced approximately 15% of the Company's revenues, and at June 30, 1997, represented approximately 5% of the Company's consolidated assets. The Company does not view its flowers operations as a core business and will continue to evaluate its strategic alternatives with respect to Florimex.


     Florimex operates through 51 offices in 18 countries, including Austria, Canada, Colombia, the Czech Republic, Ecuador, France, Germany, Hungary, Italy, Japan, Poland, The Netherlands, Spain, Switzerland, the United Kingdom and the U.S. The activities of certain of these offices are limited to acquiring flowers in the country of origin, but most are engaged in importation and distribution. Florimex is also engaged in additional value-added services through the design and assembly of floral bouquets for sale to supermarket retailers. Virtually all offices are operated as corporate profit centers with the general manager receiving a bonus related to the financial performance of the operation.

     Florimex's Dutch exporting operations, Baardse, are headquartered in Aalsmeer, The Netherlands, inside the premises of the world's largest flower auction facilities. In addition to the Aalsmeer auction, Florimex routinely acquires flowers from all principal Dutch flower auctions. Florimex's Dutch exporting operations sell and ship product directly to Florimex's fresh-cut flower operations and its competitors.

     Florimex sells to thousands of wholesalers and retailers throughout Europe, North America and Asia. No customer accounts for a significant portion of Florimex's sales in a normal year, and the loss of any one customer or a group of related customers should not have a material adverse effect on Florimex's business.

EMPLOYEES

     The Company's consolidated entities employed about 2,800 persons, excluding seasonal employees, in its worldwide tobacco operations at June 30, 1996. In the U.S. tobacco operations the Company's consolidated entities employed about 900 persons, excluding 1,200 seasonal employees at June 30, 1996. Most seasonal employees are covered by collective bargaining agreements with several U.S. labor unions. Most of the full-time employees of the Company are not covered by collective bargaining agreements. In the non-U.S. tobacco operations the Company's consolidated entities employed about 1,900 persons, excluding 6,650 seasonal employees at June 30, 1996. The Company's worldwide consolidated cut flower operation entities employ about 1,300 persons, excluding seasonal employees. The Company considers its employee relations to be satisfactory.

GOVERNMENT REGULATION AND ENVIRONMENTAL COMPLIANCE


     In recent years, governmental entities in the U.S. at all levels have taken or have proposed actions that may have the effect of reducing consumption of cigarettes. These activities have included: (i) the U.S. Environmental Protection Agency's decision to classify tobacco environmental smoke as a "Group A" (known human) carcinogen; (ii) restrictions on the use of tobacco products in public places and places of employment including a proposal by the U.S. Occupational Safety and Health Administration to ban smoking in the work place;
(iii) proposals by the U.S. Food and Drug Administration to sharply restrict cigarette advertising and promotion and to regulate nicotine as a drug; (iv) increases in tariffs on imported tobacco; (v) proposals to increase the U.S. excise tax and state taxes on cigarettes; (vi) the policy of the U.S. government to link certain federal grants to the enforcement of state laws banning the sale of tobacco products to minors; and (vii) recent filings of lawsuits against cigarette manufacturers by many U.S. states and others seeking reimbursement of Medicaid and other expenditures claimed to have been made by such states to treat diseases allegedly caused by cigarette smoking. In 1993, Congress enacted the 75/25 Rule requiring that all domestically manufactured cigarettes contain at least 75% domestically grown tobacco. Although that law was repealed in 1995 and was replaced with import quotas designed to assist domestic tobacco growers, the law had the effect of drastically decreasing demand for foreign tobacco in the domestic production of cigarettes. It is not possible to predict the extent to which governmental activities might affect the Company's business.

     On June 20, 1997, representatives of the leading U.S. manufacturers of consumer tobacco products, several state attorneys general and certain private plaintiffs jointly announced a proposed settlement of certain significant lawsuits pending against the manufacturers. The proposed settlement, which must be enacted into federal law to become effective, is expected to cost the nation's leading cigarette manufacturers, all of whom are customers of the Company, approximately $368 billion in cash outlays over the next 25 years. The cigarette manufacturers subsequently entered into a separate settlement of a lawsuit brought by the state of Mississippi and agreed to a settle a lawsuit brought by the state of Florida. The Mississippi settlement, announced July 3, 1997, requires the manufacturers to pay the state $3.6 billion. The Florida settlement, announced on August 25, 1997, would require the manufacturers to pay that state $11.3 billion over the next 25 years. These amounts would be included within the total amount payable pursuant to any federal settlement. Cigarette manufacturers may attempt to recover a portion of these costs by demanding price and other concessions from suppliers such as the Company. Such concessions could materially and adversely affect the Company's margins and its results of operations.



     The proposed federal settlement also would permit federal regulation of cigarette production and would severely curtail advertising of tobacco products, banning many of the marketing methods currently utilized by the cigarette industry. The separate Florida settlement would provide for similar marketing restrictions within that state. The settlements may therefore materially adversely impact sales of tobacco in the U.S. and, possibly, overseas. Certain customers have expressed their uncertainty regarding the impact of the proposed federal settlement and a substantial risk exists that past growth trends in tobacco sales may not continue and that existing sales may decline as a result of the proposed settlements. In addition, in response to the proposed federal settlement, groups representing tobacco farmers have proposed certain measures, including measures similar to the 75/25 Rule, that could adversely affect the Company's business. However, it is not possible to predict whether or in what form the proposed federal settlement or any additional measures will be approved by Congress and the President or the extent to which any settlement or such measures may affect the Company's business.


     A number of foreign nations also have taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the U.S. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and a number of other countries. It is impossible to predict the extent to which these and any additional restrictions might affect the Company's business.

                                   MANAGEMENT

     The directors and principal officers of the Company are as follows:

NAME                      AGE     POSITION
- ----                      ---     --------
Claude B. Owen, Jr.        52     Chairman of the Board and Chief Executive Officer
Albert C. Monk III         57     President and Director
Brian J. Harker            47     Executive Vice President and Chief Financial Officer
Richard D. O'Reilly        48     Senior Vice President-Human Resources
James A. Cooley            46     Vice President and Treasurer
R. Stuart Dickson          67     Director
John M. Hines              57     Director
Norman A. Scher            59     Director
James E. Johnson, Jr.      67     Director
Joseph L. Lanier, Jr.      65     Director
Robert T. Monk, Jr.        49     Director
Louis N. Dibrell, III      52     Director
Henry F. Frigon            62     Director
Dr. Thomas F. Keller       65     Director
William R. Slee            56     Director
Anthony C.B. Taberer       61     Director

     CLAUDE B. OWEN, JR. was elected Chairman of the Board and Chief Executive Officer of the Company on October 21, 1994. He also served as Chairman, Chief Executive Officer and President of Dibrell from July 1993 until the effective time of the Merger and as Chairman of the Board and Chief Executive Officer of Dibrell from February 1990 until July 1993. Mr. Owen also serves as a director for American National Bankshares, Inc. and Richfood Holdings, Inc.

     ALBERT C. MONK III was elected President of the Company on October 21, 1994 and President and Chief Executive Officer of DIMON International on January 23, 1995. He also served as Chairman, Chief Executive Officer and President of Monk-Austin beginning from November 8, 1994 until the effective time of the Merger, Chief Executive Officer and President of Monk-Austin since 1992 and President of Monk-Austin since 1990. Mr. Monk is the first cousin of Robert T. Monk, Jr.

     JOHN M. HINES, a director of the Company since October 21, 1994, was Executive Vice President of the Company from February 22, 1995 until his retirement on July 1, 1996. Mr. Hines also served as Executive Vice President and Chief Financial Officer of Monk-Austin from 1990 to the effective time of the Merger.

     RICHARD D. O'REILLY was appointed Senior Vice President -- Human Resources May 16, 1995. From 1989 to 1995, he served as Vice President -- Human Resources at Sweetheart Cup Company, Chicago, Illinois.

     JAMES A. COOLEY was appointed Vice President and Treasurer on April 1, 1995. He also served as Vice President and Treasurer of Dibrell from January 1994 to the effective time of the Merger, and Vice President-Tax of Dibrell from October 1988 to January 1994.

     BRIAN J. HARKER was elected Executive Vice President and Chief Financial Officer on October 1, 1996. He served as Senior Vice President of DIMON International from April 1995 to October 1996 and as Senior Vice
President-Director International Operations of Monk-Austin from July 1991 to April 1995. Prior thereto he served as Vice President of Monk-Austin.

     R. STUART DICKSON, a director of the Company since November 17, 1995, has been Chairman of the Executive Committee of Ruddick Corporation since February 1994. Ruddick Corporation owns Harris-Teeter Supermarkets and A&E Mills, a leading thread producer. He also served as Chairman of the Board of Ruddick from 1968 to 1994. Mr. Dickson also serves as a director of First Union Corporation, PCA International, Inc., Textron, Inc. and United Dominion Industries.

     NORMAN A. SCHER, a director of the Company since April 1, 1995, has been Executive Vice President and Chief Financial Officer of Tredegar Industries, Inc. since July 1989. Tredegar is a manufacturer of plastics and metal products.

     JAMES E. JOHNSON, JR., a director of the Company since April 1, 1995, has been a partner of Womble Carlyle Sandridge & Rice, PLLC (a law firm based in Charlotte, North Carolina) since 1989.

     JOSEPH L. LANIER, JR., a director of the Company since April 1, 1995, is currently Chairman and Chief Executive Officer of Dan River, Inc. Mr. Lanier is also a director of SunTrust Banks, Inc., Flowers Industries, Inc. and Torchmark Corporation.

     ROBERT T. MONK, JR., director of the Company since April 1, 1995, was Senior Vice President of DIMON International from April 1, 1995 until his retirement on June 30, 1996. He served as Vice President and Director of Processing Operations of Monk-Austin since 1990. Mr. Monk is the first cousin of Albert C. Monk III.

     LOUIS N. DIBRELL, III, a director of the Company since April 1, 1995, is currently a Senior Vice President of DIMON International, Inc. Prior thereto he served as Senior Vice President of Dibrell.

     HENRY F. FRIGON, a director of the Company since April 1, 1995, is currently retired. Prior to his retirement he served as Executive Vice President and Chief Financial Officer of Hallmark Cards, Inc. since December 1990. Mr. Frigon also serves as a director of H&R Block, Inc., Circle K Stores and Group Technologies Corporation.

     DR. THOMAS F. KELLER, director of the Company since April 1, 1995, is currently retired. Prior to his retirement he served as Dean and R.J. Reynolds Industries Professor at the Fuqua School of Business at Duke University in Durham, North Carolina. He has also served as a director of American Business Products, LADD Furniture, Inc., Nations Funds Trust, Mentor Series Trust, Hatteras Income Securities, Inc., and Wendy's International, Inc.

     WILLIAM R. SLEE, a director of the Company since November 15, 1996, has been a Senior Advisor to Schroders PLC, a merchant bank in London, U.K., since 1995. Prior thereto, he was a Group Managing Director with Schroders PLC.

     ANTHONY C.B. TABERER, a director of the Company since April 1, 1997, was formerly the Chairman of the Board and Chief Executive Officer of Intabex, and upon joining the Board of the Company became the non-executive Chairman of Intabex. Mr. Taberer will serve as a consultant to a trading subsidiary of Intabex under an agreement with an initial term expiring in October 2000.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of June 30, 1997, and as adjusted to reflect the sale by the Selling Stockholders of the shares in the Stock Offering.


                                                                                                                       MAXIMUM
                                                                                           BENEFICIAL OWNERSHIP       NUMBER OF
                                              BENEFICIAL OWNERSHIP        NUMBER OF           AFTER THE STOCK         SHARES TO
                                             PRIOR TO THE OFFERINGS      SHARES TO BE            OFFERING            BE SOLD IN
                                             -----------------------     SOLD IN THE      -----------------------     THE DECS
NAME                                          SHARES      PERCENT(1)    STOCK OFFERING     SHARES      PERCENT(1)    OFFERING(2)
- -----                                        ---------    ----------    --------------    ---------    ----------    -----------
A. C. Monk, Jr.                                562,382        1.3%                --        562,382        1.3%          115,000
A. C. Monk, III                              1,202,330(3)     2.7                 --      1,202,330        2.7           600,000
A. C. Monk, IV                                 227,727         --            170,000         57,727         --                --
Linda Monk Page                              1,094,091        2.4            314,232        779,859        1.8           385,868
William S. Page                                 80,168         --                 --         80,168         --            60,500
Tracy Gray Monk                                227,727         --            170,000         57,727         --                --
Penelope Monk Page                              64,105         --             25,768(4)      38,337         --                --
W. C. Monk                                   1,741,452        3.9                 --      1,741,452        3.9           787,368
W. C. Monk, Jr.                                145,388         --             20,000        125,388         --                --
W. C. Monk, Jr. Trust                          525,130        1.2            320,000        205,130         --           187,000
Molly G. Monk                                  164,088         --             20,000        144,088         --                --
Molly G. Monk Trust                            525,130        1.2            320,000        205,130         --           187,000
Robert T. Monk                                 974,359        2.2                 --        974,359        2.2           365,000
Francis J. Monk                                 38,691         --                 --         38,691         --            15,000
Robert T. Monk, Jr.                          1,000,000(5)     2.3             56,500        943,500        2.1           441,368
Robert T. Monk, Jr. Trust                      175,476         --            160,000         15,476         --                --
Robert T. Monk, III                            141,810         --            125,000         16,810         --                --
Emily Monk Davidson                            165,549         --                 --        165,549         --           130,500
Emily Monk Davidson Trust                      462,976        1.0            252,000        210,976         --           209,500
Emily Monk Davidson Foundation                  43,500                        43,500             --         --                --
Piper H. Monk                                   49,266         --             43,000          6,266         --                --
                                             ---------    ----------    --------------    ---------    ----------    -----------
  Total                                      9,611,345       21.7%         2,040,000      7,571,345       17.1%        3,484,104
                                             ---------    ----------    --------------    ---------    ----------    -----------
                                             ---------    ----------    --------------    ---------    ----------    -----------



- ---------------


(1) Percentages less than 1% of the outstanding Common Stock are omitted.



(2) The Selling Stockholders may deliver up to 3,484,104 shares upon termination
    of the Trust on            , 2000. If the Selling Stockholders deliver the
    maximum number of shares, they will own an aggregate of 4,087,241 shares of Common Stock, or 9.2% of the shares outstanding at June 30, 1997, assuming no change in the number of shares owned by them or outstanding. The Selling Stockholders may deliver fewer shares or may choose to settle their obligations under the DECS in cash. See the DECS Prospectus for a description of the obligations of the Selling Stockholders in the DECS Offering.



(3) Excludes 463,074 shares held in trust for the benefit of the children of A.C. Monk III.



(4) To be sold by the Penelope Monk Page Trust.



(5) Excludes 102,368 shares held in trust or as custodian for the children of Robert T. Monk Jr.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue up to 125,000,000 shares of Common Stock, no par value per share, and up to 10,000,000 shares of Preferred Stock, no par value per share. As of June 30, 1997 there were 44,312,349 outstanding shares of Common Stock and no outstanding shares of Preferred Stock.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of the Company available for distribution after the payment of necessary expenses and all prior claims. Holders of Common Stock have no preemptive, redemption, conversion, subscription or sinking fund rights, and all outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of Common Stock are subject to any preferences provided for by resolution of the Board of Directors for any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     Under the Company's Amended and Restated Articles of Incorporation (the "Articles"), the Board of Directors may issue shares of Preferred Stock in one or more series as may be determined by the Board of Directors, which may establish, from time to time, the number of shares to be included in each series, may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Under certain circumstances, the issuance of Preferred Stock or the existence of the unissued Preferred Stock may tend to discourage or render more difficult a merger or other change in control of the Company. No shares of Preferred Stock have been issued and the Company has no present plans to issue any shares of Preferred Stock.

RIGHTS PLAN

     Pursuant to a Rights Agreement, dated as of March 31, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Plan"), one right to purchase Common Stock (a "Right") is attached to each share of Common Stock issued prior to the Distribution Date, as defined below. Except as described below, the Rights are evidenced by certificates for the Common Stock, and no separate certificates will be distributed.

     Each Right entitles the registered holder thereof to purchase from the Company at any time following the Distribution Date and prior to the earlier of
(a) March 31, 2005, or (b) the time at which the Rights are redeemed (the "Expiration Date"), one share of Common Stock at a price of $65.00, as adjusted in certain circumstances described below (the "Purchase Price").

     The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earliest of (a) the tenth business day after the date on which there is a public announcement that a person or group of affiliated or associated persons acting in concert has acquired either (i) beneficial ownership of an additional 10% or more of outstanding Common Stock or (ii) that amount of Common Stock that results in such person or group owning both (x) more than 10% of outstanding Common Stock and (y) that percentage of Common Stock equal to 3% or more over the percentage of outstanding Common Stock owned by such person or group at the effective time of the Merger (the "Effective Time") (an "Acquiring Person"), provided that "Acquiring Person" will not include (i) any person who becomes an Acquiring Person solely as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company or solely as a result of acquisition of shares pursuant to benefit plans adopted by the Board, unless and until such person shall purchase or otherwise become the beneficial owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or (ii) any person who the Board determines has become an Acquiring Person inadvertently if such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person as defined under the Rights Plan, (b) the tenth business day after the date of commencement of a tender or exchange offer if upon consummation thereof the offeror, including affiliates and associates, would be the beneficial owner of 10% or more of the Common Stock (a "Tender Offer") or
(c) the tenth business day after the commencement of a proxy solicitation in which any Affiliate (as hereinafter defined) of the Company participates, provided that such tenth business day occurs prior to the third anniversary of the Effective Time (a "Proxy Solicitation"). For purposes of the Rights Plan, "Affiliate" means any person or group that beneficially owns 10% or more of the shares of Common Stock then outstanding; any director of executive officer of the Company; any person, firm or corporation that directly or indirectly controls, is controlled by or is under common control with the Company; and any member of the immediate family of any of the foregoing.

     Until the Distribution Date (a) the Rights are evidenced by the Common Stock certificates and may be transferred with and only with such certificates,
(b) Common Stock certificates issued after the Effective Time will contain a notation incorporating the Rights Plan by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Plan, the Company will reserve the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that upon exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on the Expiration Date, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate certificates alone will represent the Rights. Only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that at any time following the date (a) any person becomes an Acquiring Person or acquires 10% or more of the Common Stock in a Tender Offer (either, a "Stock Acquisition Date") or (b) if prior to April 1998, a Proxy Solicitation is commenced and continues for 10 business days, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person (or certain related parties) or, in the case of a Proxy Solicitation, by an Affiliate who participates in such Proxy Solicitation, will be null and void.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or more than 50% of Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company (the "Acquiring Company") having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     At any time following the existence of an Acquiring Person or the commencement and continuance of a Proxy Solicitation for more than 10 business days, the Board of Directors may, at its option, exchange all or any part of the Rights (other than Rights held by an Acquiring Person or an Affiliate who participates in a Proxy Solicitation) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, provided that such exchange may not be effected at any time after any person or group acquires 50% or more of the shares of Common Stock then outstanding.

     The Purchase Price payable, and the number of other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (b) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock or (c) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the close of business on the earlier of (a) the Stock Acquisition Date or (b) the tenth business day after commencement of a Proxy Solicitation, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the Acquiring Company as set forth above.

     The provisions of the Rights Plan may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or certain related persons or any Affiliate participating in a Proxy Solicitation), or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable. The Rights Plan may not be amended to change the redemption price, the Expiration Date, the Purchase Price or the number of shares of Common Stock for which a Right is exercisable, provided that at any time (a) prior to the existence of an Acquiring Person, (b) prior to the commencement of a Tender Offer or (c) prior to the commencement of a Proxy Solicitation, provided that such Proxy Solicitation is commenced before the third anniversary of the Effective Time, the Board of Directors may amend the Rights Plan to increase the Purchase Price or extend the Expiration Date.

     The Rights may have the effect of delaying or preventing a change in control of the Company by significantly increasing the cost of acquiring the Company. If a person were to attempt to acquire control of the Company without the approval of the Board of Directors, the Rights, should they become exercisable, would substantially dilute the purchaser's stock position in Company, thereby increasing the effective cost of control commensurately.

CERTAIN PROVISIONS OF THE VSCA, COMPANY ARTICLES AND COMPANY BYLAWS

  GENERAL

     A number of provisions of the VSCA, the Articles and the Company's Bylaws (the "Bylaws") deal with matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. The Company believes that these provisions are appropriate to protect the interests of the Company and all of its shareholders. The following describes the principal provisions of the VSCA, the Articles and the Bylaws that may be deemed to have anti-takeover effects.

  CERTAIN BUSINESS COMBINATIONS

     The VSCA generally requires that any merger, share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of votes cast by each such voting group at a meeting at which a quorum of the voting group exists). The Articles generally require that any merger, share exchange or sale of substantially all the assets of DIMON not in the ordinary course of business be approved by at least two-thirds of the votes entitled to be cast by each voting group that is entitled to vote on such transactions. In addition to any vote required by the provisions of VSCA described below, the Articles provide that any transactions with DIMON or a subsidiary of DIMON that constitutes or involves an "Affiliated Transaction" with an "Interested Shareholder," as such terms are defined in Section 13.1-725 of the VSCA, must be approved by a majority of the votes entitled to be cast by the members of each voting group that is entitled to vote on such transaction other than votes entitled to be cast by such interested shareholder and all "affiliates" and "associates" of such interested shareholder, as such terms are defined in Section 13.1-725 of the VSCA, unless such affiliated transaction is approved in advance by the vote of a majority of the members of the DIMON Board (other than such interested shareholder and any of his affiliates and associates who may be directors at the time of such vote). The Bylaws require the affirmative vote of two-thirds of the directors then in office to approve any merger, statutory share exchange, sale or other disposition of all or substantially all of DIMON's assets, or any sale, lease, transfer, distribution or other disposition of any business constituting a "significant subsidiary" of DIMON for purposes of Regulation S-X under the Securities Act, or any dissolution of DIMON.

     The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the board of directors who was (a) a member on the date on which an Interested Shareholder became an Interested Shareholder and (b) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (a) whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors or (b) who was an Interested Shareholder on the date the corporation became subject to these provisions by virtue of its having 300 shareholders of record.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. DIMON has not "opted out" of the Affiliated Transactions provisions.

     The VSCA also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless (a) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or
(b) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. DIMON has not adopted an amendment to its Articles or Bylaws making these provisions inapplicable to acquisition of its shares.

  PROVISIONS REGARDING BOARD OF DIRECTORS

     Certain provisions of the Articles with respect to the classification of the Board of Directors and the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Company.

  ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. With respect to shareholder nominations for the election of directors, the Bylaws provide that, commencing with the 1996 annual shareholders' meeting, any shareholder entitled to vote in the election of directors generally may nominate at a meeting one or more persons for election as a director only if written notice of such nomination or nominations is delivered or mailed to the secretary of the Company
(a) in the case of an annual meeting of shareholders that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 50 days nor more than 75 days prior to such anniversary date and (b) in the case of an annual meeting of shareholders that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, or in the case of a special meeting of shareholders, not later than the close of business on the tenth day following the day on which the notice of meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. Such notification must contain the following information to the extent known by the notifying shareholder: (a) the name, age and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the nominee's qualifications to serve as a director; (d) the name and residence address of the notifying shareholder; and (e) the number of shares owned by the notifying shareholder. The secretary of the Company will deliver such notices to the Nominating Committee of the Board of Directors, to such other committee as may be appointed from time to time by the Board of Directors for the purpose of recommending to the Board of Directors candidates to serve as directors or, in the absence of any such committee, to the Board of Directors, for review. The Nominating Committee or such other committee will thereafter make its recommendation to the Board of Directors, and the Board of Directors will thereafter make its determination, with respect to whether such candidate should be nominated for election as a director. Nominations not made in accordance with the foregoing provisions will be disregarded by the chairman of the meeting and all votes cast for each such nominee may be disregarded.

     With respect to other shareholder proposals, the Bylaws provide that a shareholder desiring to make such a proposal must give notice thereof to the secretary of the Company, not less than 60 days before the first anniversary of the date of the Company's proxy statement in connection with the last annual meeting. Such notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reason for conducting such business at the annual meeting, (b) the name and record address of the shareholder proposing such business, (c) the class, series and number of the Company's shares that are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. In the event that a shareholder attempts to bring business before an annual meeting without complying with the foregoing provisions, the chairman of the meeting may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the foregoing procedures, and, if he so determines, he will declare to the meeting and such business will not be transacted.

     The foregoing provisions may preclude shareholders from bringing matters before other shareholders at an annual or special meeting, including making nominations for directors.

  MEETINGS OF SHAREHOLDERS

     Under the Bylaws, meetings of the shareholders may be called by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders' meeting.

  AMENDMENT OF ARTICLES AND BYLAWS

     Subject to the VSCA, the Articles may be amended by the affirmative vote of the holders of a majority of the outstanding votes entitled to be cast by each voting group entitled to vote thereon. Notwithstanding the foregoing, the amendment or repeal of certain provisions of the Articles relating to the approval of certain business combinations as described below and certain other matters require the affirmative vote of the holders of two-thirds of the votes entitled to be cast by each voting group that is entitled to vote on such amendment or repeal.

  INDEMNIFICATION

     The Articles and the Bylaws provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Virginia law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

  LIMITATION OF LIABILITY

     In addition, the Articles provides that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

TRANSFER AGENT

     First Union National Bank of North Carolina is the Transfer Agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of June 30, 1997, the Company had outstanding 44,312,349, shares of Common Stock, of which 35,895,344 shares are freely tradeable. All of the shares in the Common Stock Offering and any Shares distributed to holders of DECS will be freely transferable and may be resold without further registration under the Securities Act. As of July 24, 1997, the Company had outstanding options to purchase 1,873,889 shares of Common Stock at an average exercise price of $16.79 per share, of which 842,373 were exercisable at an average exercise price of $17.58 per share.


     Approximately 8,417,005 shares of the Company's Common Stock (including 56,500 shares to be sold in the Common Stock Offering and 1,041,368 shares included in the DECS Offering that are subject to the restrictions described in the DECS Prospectus) are held by persons who may be deemed to be "affiliates" of the Company under the Securities Act and may be resold by them only in transactions registered under the Securities Act or permitted by the provisions of Rule 144. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with such party and may include certain officers, directors and principal shareholders of such party. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period such number of shares as does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one-and two-year holding period requirements.


     In connection with the Intabex Acquisition, the Company issued 1,701,444 shares of Common Stock and $123.3 million principal amount of Convertible Debentures. Folium and Tabacalera, formerly the largest shareholders of Intabex, received an aggregate of 1,190,750 of these shares and all of the Convertible Debentures. The Convertible Debentures are convertible into an aggregate of 4,286,703 shares of Common Stock at a price per share of $28.77. The shares of Common Stock and the Convertible Debentures were sold in off-shore transactions pursuant to Regulation S under the Securities Act and, consequently, currently may be resold in the U.S. market without restriction. The Company granted Folium and Tabacalera the right to require DIMON to register under the Securities Act the shares of Common Stock, the Convertible Debentures and the Common Stock issuable upon conversion of the Convertible Debentures. This right is exercisable by each of Tabacalera and Folium not more than twice between April 1, 1998, and March 31, 2001, subject to extension in certain circumstances. The Company is not required to register (i) less than 1,000,000 shares of Common Stock or shares of Common Stock having a market value of less than $20 million, or (ii) less than $35 million in aggregate principal amount of Convertible Debentures. In addition, the Company granted Folium, Tabacalera and the other former shareholders of

Intabex "piggy-back" registration rights permitting them to participate in certain offerings of Common Stock during the same period.

     The availability of shares for sale or actual sales under Rule 144, Regulation S or otherwise may have an adverse effect on the market price of the Common Stock. Sales under Rule 144, Regulation S or otherwise also could impair the Company's ability to market additional equity securities.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Trust, the Company, the Selling Stockholders and Salomon Brothers Inc (the "Underwriter"), the Trust has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth below:

                                                                         NUMBER
UNDERWRITER                                                              OF DECS
- ------------                                                            ---------
Salomon Brothers Inc..................................................  3,100,000
                                                                        ---------
                                                                        ---------

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

     The Trust has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such prices less a
concession not in excess of $             per DECS. The Underwriter may allow,
and such dealers may reallow, a concession not in excess of $             per
DECS to other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Company and the Selling Stockholders have each agreed that they will not offer, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, or approve an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Underwriter; PROVIDED, HOWEVER, that the foregoing shall not restrict the ability of the Company and the Selling Stockholders to take any of the foregoing actions in connection with (i) the offering by the Trust of the DECS or any delivery of shares of Common Stock pursuant to the terms of the DECS or (ii) in connection with any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the date of this Prospectus.

     The Trust has granted to the Underwriter an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an
additional         DECS from the Trust, at the same price per DECS as the
initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus. In
addition, Salomon Brothers Inc purchased      DECS in connection with the
organization of the Trust.


     The DECS will be a new issue of securities with no established trading market. Application will be made to list the DECS on the NYSE under the symbol
"         ". The Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.


     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriter and the Trust against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter or the Trust may be required to make in respect thereof.

     Pursuant to the Contracts, the Trust has agreed, subject to the terms and conditions set forth therein, to purchase from the Selling Stockholders an aggregate number of shares of Common Stock equal to the aggregate number of DECS to be purchased by the Underwriter from the Trust pursuant to the Underwriting Agreement (including any DECS to be purchased by the Underwriter upon exercise of the over-allotment option plus the number of DECS purchased by Salomon Brothers Inc in connection with the organization of the Trust). Pursuant to the terms of the Contracts, the Selling Stockholders will be obligated to deliver to the Trust at the Exchange Date of the DECS a number of shares of Common Stock (or, at the Selling Stockholders' option, the cash equivalent) and/or such other consideration as permitted or required by the terms of the Contracts, that are expected to have the same value as the shares of Common Stock delivered pursuant to the DECS. The closing of the offering of the DECS is conditioned upon the closing of the purchase of the Common Stock pursuant to the Contracts. For further information, see the DECS Prospectus.

     In connection with the DECS Offering and the Stock Offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the DECS or the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS or Common Stock for purposes of stabilizing their market prices. The underwriters also may create short positions for the account of the underwriters by selling more DECS or Common Stock in connection with the DECS Offering or the Stock Offering than they are committed to purchase from the Trust or the Selling Stockholders, and in such case may purchase DECS or Common Stock in the open market following the completion of the DECS Offering or the Stock Offering to cover all or a portion of such short positions. The underwriters may also cover all or a portion of such short positions by exercising the underwriters' over-allotment options in the DECS Offering and the Stock Offering. In addition, in the case of the Stock Offering, Salomon Brothers Inc, on behalf of the underwriters, may impose "penalty bids" under contractual arrangements with the underwriters whereby it may reclaim from an underwriter (or dealer participating in the Stock Offering) for the account of the other underwriters, the selling concession with respect to Common Stock that is distributed in the Stock Offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the DECS or the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Selling Stockholders have entered into a separate underwriting agreement with the group of underwriters named therein providing for the offer and sale of 1,800,000 shares of Common Stock, plus up to an additional 240,000 shares of Common Stock solely to cover over-allotments. The closings of the DECS Offering and the Stock Offering are not conditioned upon each other.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, for the Underwriter by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and for the Selling Stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.


                                    EXPERTS


     The Company's consolidated financial statements, as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, except as they relate to the financial statements of the former Dibrell for the year ended June 30, 1994, incorporated in this Prospectus by reference in the Registration Statement, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, and insofar as they relate to the Dibrell financial statements referred to above, by Ernst & Young LLP, independent accountants, given on the authority of such firms as experts in auditing and accounting.


     The consolidated financial statements of Intabex, incorporated by reference in this Prospectus, at March 31, 1997 and 1996, and for each of the three years in the period ended March 31, 1997, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon, incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                        ----
Forward-Looking Statements...........................     2
Available Information................................     2
Incorporation Of Certain Documents By Reference......     3
Prospectus Summary...................................     4
Risk Factors.........................................     9
Use Of Proceeds......................................    12
Price Range Of Common Stock And Dividends............    12
Selected Consolidated Financial Data.................    13
Management's Discussion And Analysis Of Financial
  Condition And Results Of Operations................    14
Business.............................................    20
Management...........................................    30
Selling Stockholders.................................    32
Description Of Capital Stock.........................    32
Shares Eligible For Future Sale......................    38
Plan Of Distribution.................................    39
Legal Matters........................................    40
Experts..............................................    40


3,100,000 SHARES

DIMON INCORPORATED

COMMON STOCK
(NO PAR VALUE)

[DIMON LOGO]

PROSPECTUS


DATED SEPTEMBER   , 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                                          [Alternate Prospectus]


                             SUBJECT TO COMPLETION
                               SEPTEMBER 10, 1997

PROSPECTUS

1,800,000 SHARES                                             [DIMON LOGO]

DIMON INCORPORATED

COMMON STOCK
(NO PAR VALUE)

All of the 1,800,000 shares of common stock, no par value ("Common Stock"), of DIMON Incorporated (the "Company") offered hereby (the "Shares") are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company is not offering any shares for sale hereunder and will not receive any of the proceeds from the Shares sold by the Selling Stockholders in this offering (the "Stock Offering").


The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "DMN." On September 8, 1997, the last reported sale price of the Common Stock was $25 per share. See "Price Range of Common Stock and Dividends."



Pursuant to a separate prospectus (the "DECS Prospectus"), DECS Trust (the "Trust") is concurrently offering for sale in a separate offering 3,100,000 DECS representing beneficial ownership interests in the Trust (the "DECSSM"), plus up
to an additional            DECS solely to cover over-allotments (the "DECS
Offering"). On or about          , 2000, or upon earlier liquidation of the
Trust in certain circumstances, the Trust may distribute shares of Common Stock to the holders of DECS.



SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------------
                                                PRICE TO        UNDERWRITING     PROCEEDS TO
                                                PUBLIC          DISCOUNT         SELLING STOCKHOLDERS(1)
Per Share....................................   $                 $                    $
Total(2).....................................   $                 $                    $
- --------------------------------------------------------------------------------------------------------

(1) Expenses of issuance and distribution estimated at $230,000 are payable by the Company.

(2) The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 240,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be
    $          , $          and $          , respectively. See "Plan of
    Distribution."


The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about September   , 1997.


SALOMON BROTHERS INC                                  WHEAT FIRST BUTCHER SINGER
The date of this Prospectus is          , 1997.

                                                          [Alternate Prospectus]


                           [PHOTO]                                                         [PHOTO]

             caption: Agronomist works with local                            caption: Buyers purchase flue-cured
                   growers in South America                                          tobacco at auction.



                                                   [DIMON LOGO]

                           [PHOTO]                                                         [PHOTO]

             caption: Tobacco is monitored during                  caption: Customer samples are inspected for quality and
                       treshing process                                                  consistency.



                       DIMON'S GLOBAL TOBACCO OPERATIONS



                                  [global map]



                                     ALT-2

                                                          [Alternate Prospectus]

                               THE STOCK OFFERING


Common Stock being offered by Selling Shareholders................................  1,800,000
Common Stock to be outstanding after the offerings................................  44,312,349 shares(1)
Use of proceeds...................................................................  All of the proceeds will be received by the Selling Stockholders. None of the
                                                                                    proceeds will be received by DIMON.
New York Stock Exchange Symbol....................................................  DMN


- ---------------


1Does not include 1,873,889 shares subject to options at an average exercise price of $16.79 per share of which 842,373 were exercisable at an average exercise price of $17.58 per share.


                               THE DECS OFFERING


     The Trust is also offering for sale in a separate offering 3,100,000 DECS,
plus up to an additional            DECS solely to cover over-allotments. On or
about          , 2000, or upon earlier liquidation of the Trust in certain circumstances, the Trust will distribute Common Stock (or, at the Selling Stockholders' option, the cash equivalent) and/or such other consideration as is delivered by the Selling Stockholders to the Trust pursuant to their Contracts, to the holders of the DECS, at the rate specified in the DECS Prospectus.



                                     ALT-3

                                                          [Alternate Prospectus]

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), among the Company, the Selling Stockholders and Salomon Brothers Inc and Wheat, First Securities, Inc., as representatives (the "Representatives") of the underwriters set forth below (the "Underwriters"), the Selling Stockholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Selling Stockholders, the aggregate number of shares of Common Stock set forth opposite its name below:


                                                                      NUMBER
UNDERWRITER                                                          OF SHARES
- ------------                                                         ---------
Salomon Brothers Inc.................................................
Wheat, First Securities, Inc.........................................
                                                                     ---------
Total................................................................1,800,000
                                                                     ---------
                                                                     ---------


     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $    per share to certain other dealers. After the initial
public offering, the public offering price and such concessions may be changed.

     The Selling Stockholders have granted to the Underwriters an option to purchase up to an additional 240,000 shares of Common Stock at the initial offering price less the aggregate underwriting discounts, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such underwriter's initial commitment.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the Selling Stockholders have each agreed that they will not offer, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, or approve an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Salomon Brothers Inc; PROVIDED, HOWEVER, that the foregoing shall not restrict the ability of the Company and the Selling Stockholders to take any of the foregoing actions in connection with (i) the offering by the Trust of the DECS or any delivery of shares of Common Stock pursuant to the terms of the DECS or (ii) in connection with any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the date of this Prospectus.

     In connection with the DECS Offering and the Stock Offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the DECS or the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS or Common Stock for purposes of stabilizing their market prices. The underwriters also may create short positions for the account of the underwriters by selling more DECS or Common Stock in connection with the DECS Offering or the Stock Offering than they are committed to purchase from the Trust or the Selling Stockholders, and in such case may purchase DECS or Common Stock in the open market following the completion of the DECS Offering or the Stock Offering to cover all or a portion of such short positions. The underwriters may also cover all or a portion of such short positions by exercising the underwriters' over-allotment options in the DECS Offering and the Stock Offering. In addition, in the case of the Stock Offering, Salomon Brothers Inc, on behalf of the underwriters, may


                                     ALT-4

                                                          [Alternate Prospectus]

impose "penalty bids" under contractual arrangements with the underwriters whereby it may reclaim from an underwriter (or dealer participating in the Stock Offering) for the account of the other underwriters, the selling concession with respect to Common Stock that is distributed in the Stock Offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the DECS or the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Selling Stockholders and the Trust have entered into a separate underwriting agreement with Salomon Brothers Inc providing for the offer and sale by the Trust to Salomon Brothers Inc of 3,100,000 DECS, plus up to an
additional 384,104 DECS solely to cover over-allotments. On or about          ,
2000, or upon earlier liquidation of the Trust in certain circumstances, the Trust will distribute Common Stock (or, at the Selling Stockholders' option, the cash equivalent value and/or such other consideration as is delivered by the Selling Stockholders to the Trust pursuant to their Contracts) to the holders of the DECS at the rate specified in the DECS Prospectus. The closings of the Stock Offering and the DECS Offering are not conditioned upon each other.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters will be passed upon for the Selling Stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS


     The Company's consolidated financial statements, as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, except as they relate to the financial statements of the former Dibrell for the year ended June 30, 1994, incorporated in this Prospectus by reference in the Registration Statement, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, and insofar as they relate to the Dibrell financial statements referred to above, by Ernst & Young LLP, independent accountants, given on the authority of such firms as experts in auditing and accounting.


     The consolidated financial statements of Intabex, incorporated by reference in this Prospectus, at March 31, 1997 and 1996, and for each of the three years in the period ended March 31, 1997, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon, incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                                     ALT-5

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                        ----
Forward Looking Statements...........................     2
Available Information................................     2
Incorporation of Certain Documents by Reference......     3
Prospectus Summary...................................     4
Risk Factors.........................................     9
Use of Proceeds......................................    12
Price Range of Common Stock and Dividends............    12
Selected Consolidated Financial Data.................    12
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    14
Business.............................................    20
Management...........................................    30
Selling Stockholders.................................    32
Description of Capital Stock.........................    32
Shares Eligible for Future Sale......................    38
Plan of Distribution.................................    39
Legal Matters........................................    40
Experts..............................................    40


1,800,000 SHARES

DIMON INCORPORATED

COMMON STOCK
(NO PAR VALUE)


[DIMON LOGO]

SALOMON BROTHERS INC
WHEAT FIRST BUTCHER SINGER
PROSPECTUS


DATED SEPTEMBER   , 1997


                                                          [Alternate Prospectus]

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as follows:


Securities and Exchange Commission registration fee...............................................   $ 41,112.73
Blue Sky fees and expenses........................................................................      5,000.00
Legal fees........................................................................................    100,000.00
Accounting fees...................................................................................     50,000.00
Printing and postage expenses.....................................................................     25,000.00
Transfer agent's fees.............................................................................      5,000.00
Miscellaneous expenses............................................................................      3,887.27
                                                                                                     -----------
       Total......................................................................................   $230,000.00
                                                                                                     -----------
                                                                                                     -----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Virginia Stock Corporation Act permits and the Articles of Incorporation of DIMON Incorporated (the "Company") require, indemnification of the directors and officers the Company in a variety of circumstances, which may include liabilities under the Securities Act. Under sections 13.1-697 and 13.1-702 of the Virginia Stock Corporation Act, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Articles of the Company require indemnification of directors and officers with respect to any liability, expenses incurred by them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Articles of the Company provide that, to the full extent, that the Virginia Stock Corporation Act permits elimination of the liability of directors of officers, no director or officer of the Company shall be liable to the Company or its shareholders for any monetary damages. The Company may purchase insurance on behalf of directors, officers, employees and agents that may cover liabilities under the Securities Act.

ITEM 16. EXHIBITS


     1.1    Form of Underwriting Agreement*
     3.1    Amended and Restated Articles of Incorporation of DIMON Incorporated (incorporated herein by reference to Appendix
            VII to DIMON Incorporated's Joint Proxy Statement included in DIMON Incorporated's Registration Statement on Form S-4
            (File No. 33-89780))
     3.2    Amended and Restated By-Laws of DIMON Incorporated (incorporated herein by reference to Exhibit 3.2 to DIMON
            Incorporated's Registration Statement on Form S-4 (File No. 33-89780))
     4.1    Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to DIMON Incorporated's
            Registration Statement on Form S-4 (File No. 33-89780))
     4.2    Article III of the Amended and Restated Articles of Incorporation of DIMON Incorporated (included in Exhibit 3.01)
     4.3    Article III of the Amended and Restated By-Laws of DIMON Incorporated (included in Exhibit 3.02)
     4.4    Rights Agreement, dated as of March 31, 1995, between DIMON Incorporated and First Union National Bank of North
            Carolina, as Rights Agent (incorporated herein by reference to Exhibit 4 to DIMON Incorporated's Current Report on
            Form 8-K, dated April 1, 1995)
     5.1    Opinion of Hunton & Williams as to certain legal matters**
    10.1    $500,000,000 Credit Agreement, dated as of June 27, 1997, among the Company, the lenders named therein, NationsBank,
            N.A., as administrative agent, First Union National Bank, as documentation agent, and Cooperatieve Centrale
            Raiffeisen-Boerenleenbank B.A., Rabobank Nederland, New York Branch, and Societe Generale, as co-agents (the "Credit
            Agreement")**
    10.2    Form of Note issued by the Company in connection with the Credit Agreement**
    10.3    Guaranty, dated as of June 27, 1997, by DIMON International, Inc. and Florimex Worldwide, Inc. of the obligations of the Company arising under the Credit Agreement**
    23.1    Consent of Price Waterhouse LLP

    23.2    Consent of Ernst & Young LLP*
    23.3    Consent of Ernst & Young LLP*
    23.4    Consent of Price Waterhouse
    23.5    Consent of Price Waterhouse
    23.6    Consent of John A. Geddes
    23.7    Consent of Bureau Sugec
    23.8    Consent of Hunton & Williams (included in Exhibit 5)**
    24      Powers of Attorney of Directors and Officers of the Registrant**


- ---------------


* To be filed by amendment.



**Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1) (i) and (a)(1) (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danville, Commonwealth of Virginia, on September 9, 1997.


                                         DIMON INCORPORATED
                                         (Registrant)


                                         *By: /s/ BRIAN J. HARKER
                                           --------------------------------

                                                      BRIAN J. HARKER
                                               EXECUTIVE VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 9, 1997.



                      SIGNATURE                                           TITLE
                     -----------                                          -----

               /s/ CLAUDE B. OWEN, JR.*                 Chairman of the Board and Chief Executive
           -------------------------------
                 CLAUDE B. OWEN, JR.                      Officer

                  /s/ BRIAN J. HARKER                   Executive Vice President and Chief
           -------------------------------                Financial Officer
                   BRIAN J. HARKER

                 /s/ JERRY L. PARKER*                   Vice President-Controller (Principal
           -------------------------------               Accounting Officer)
                   JERRY L. PARKER

              /s/ LOUIS N. DIBRELL, III*                Director
           -------------------------------
                LOUIS N. DIBRELL, III

                /s/ R. STUART DICKSON*                  Director
           -------------------------------
                  R. STUART DICKSON

                 /s/ HENRY F. FRIGON*                   Director
           -------------------------------
                   HENRY F. FRIGON

                  /s/ JOHN M. HINES*                    Director
           -------------------------------
                    JOHN M. HINES

              /s/ JAMES E. JOHNSON, JR.*                Director
           -------------------------------
                JAMES E. JOHNSON, JR.

                 /s/ THOMAS F. KELLER*                  Director
           -------------------------------
                   THOMAS F. KELLER

              /s/ JOSEPH L. LANIER, JR.*                Director
           -------------------------------
                JOSEPH L. LANIER, JR.

                      SIGNATURE                                          TITLE
                     -----------                                        ------
               /s/ ALBERT C. MONK, III*                 Director
           -------------------------------
                 ALBERT C. MONK, III

               /s/ ROBERT T. MONK, JR.*                 Director
           -------------------------------
                 ROBERT T. MONK, JR.

                 /s/ NORMAN A. SCHER*                   Director
           -------------------------------
                   NORMAN A. SCHER

                 /s/ WILLIAM R. SLEE*                   Director
           -------------------------------
                   WILLIAM R. SLEE

               /s/ ANTHONY C.B. TABERER*                Director
           -------------------------------
                 ANTHONY C.B. TABERER

               *By: /s/ BRIAN J. HARKER
           -------------------------------
                   ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.                                   EXHIBIT                                     PAGE
- -----------                                  ---------                                    ----

      1.1     Form of Underwriting Agreement*
      3.1     Amended and Restated Articles of Incorporation of DIMON Incorporated
              (incorporated by reference to Appendix VII to DIMON Incorporated's Joint
              Proxy Statement included in DIMON Incorporated's Registration Statement on Form S-4 (File No. 33-89780))
      3.2     Amended and Restated By-Laws of DIMON Incorporated (incorporated herein by reference to Exhibit 3.2 to DIMON Incorporated's Registration
              Statement on Form S-4 (File No. 33-89780))
      4.1     Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to DIMON Incorporated's Registration Statement on Form
              S-4 (File No. 33-89780))
      4.2     Article III of the Amended and Restated Articles of Incorporation of
              DIMON Incorporated (included in Exhibit 3.01)
      4.3     Article III of the Amended and Restated By-Laws of DIMON Incorporated
              (included in Exhibit 3.02)
      4.4     Rights Agreement, dated as of March 31, 1995, between DIMON Incorporated and First Union National Bank of North Carolina, as Rights Agent
              (incorporated by reference to Exhibit 4 to DIMON Incorporated's Current
              Report on Form 8-K, dated April 1, 1995)
      5.1     Opinion of Hunton & Williams as to certain legal matters**
     10.1     $500,000,000 Credit Agreement, dated as of June 27, 1997, among the
              Company, the lenders named therein, NationsBank, N.A., as administrative agent, First Union National Bank, as documentation agent, and
              Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Rabobank
              Nederland, New York Branch, and Societe Generale, as co-agents (the
              "Credit Agreement")**
     10.2     Form of Note issued by the Company in connection with the Credit
              Agreement**
     10.3     Guaranty, dated as of June 27, 1997, by DIMON International, Inc. and
              Florimex Worldwide, Inc. of the obligations of the Company arising under the Credit Agreement**
     23.1     Consent of Price Waterhouse LLP
     23.2     Consent of Ernst & Young LLP*
     23.3     Consent of Ernst & Young LLP*
     23.4     Consent of Price Waterhouse
     23.5     Consent of Price Waterhouse
     23.6     Consent of John A. Geddes
     23.7     Consent of Bureau Sugec
     23.8     Consent of Hunton & Williams (included in Exhibit 5)**
     24       Powers of Attorney of Directors and Officers of the Registrant**


     --------------------


* To be filed by amendment.



**Previously filed.